AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            APPLE ORTHODONTIX, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                      8021
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

              DELAWARE                                     74-2795193
  (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                            ------------------------

                             APPLE ORTHODONTIX, INC.
                               2777 ALLEN PARKWAY
                                    SUITE 880
                              HOUSTON, TEXAS 77019
                                 (281) 698-2500
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                H. STEVEN WALTON
                             APPLE ORTHODONTIX, INC.
                               2777 ALLEN PARKWAY
                                    SUITE 880
                              HOUSTON, TEXAS 77019
                                 (281) 698-2500
              (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                                 RICHARD S. ROTH
                            JACKSON & WALKER, L.L.P.
                                 1100 LOUISIANA
                                   SUITE 4200
                              HOUSTON, TEXAS 77002

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with
General Instruction C, check the following box.  [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED         PROPOSED MAXIMUM
            TITLE OF EACH                                    MAXIMUM             AGGREGATE            AMOUNT OF
         CLASS OF SECURITIES            AMOUNT TO BE     OFFERING PRICE          OFFERING            REGISTRATION
          TO BE REGISTERED               REGISTERED         PER SHARE            PRICE(1)                FEE
------------------------------------------------------------------------------------------------------------------
Class A
Common Stock, $.001 par value........     2,000,000         $10.84375           $21,687,500             $6,572
------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee. Pursuant to Rule 457(c), the offering price and registration fee are computed on the basis of the average of the high and low prices of the Class A Common Stock on June 6, 1997, as reported on The American Stock Exchange.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 11, 1997

PROSPECTUS

                                2,000,000 SHARES

                       [LOGO -- APPLE ORTHODONTIX, INC.]

                              CLASS A COMMON STOCK
                            ------------------------

     This Prospectus covers the offer and sale of up to 2,000,000 shares of Class A Common Stock, par value $.001 per share ("Common Stock"), of Apple Orthodontix, Inc. ("Apple" or the "Company"), which Apple may issue from time to time in connection with the future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), or as otherwise permitted under the Securities Act.

     Apple expects that the terms upon which it may issue the shares in business combination transactions will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are to be acquired. It is expected that the shares that are issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated.

     This Prospectus will be furnished to securityholders of the business, properties or securities to be acquired. This Prospectus will only be used in connection with the acquisition of businesses, properties or securities in business combination transactions that would be exempt from registration but for the possibility of integration with other transactions. If an acquisition of a business, properties or securities in a business combination transaction is not exempt from registration even if integration is not taken into account, then the offerees of Common Stock in such acquisition will be furnished with copies of this Prospectus as amended by a post-effective amendment to the Registration Statement on Form S-4 of which this Prospectus is a part.

     Persons receiving Common Stock in connection with such acquisitions may be contractually required to hold all or some portion of the Common Stock for varying periods of time. In addition, pursuant to the provisions of Rule 145 under the Securities Act, the volume limitations and certain other requirements of Rule 144 under the Securities Act will apply to resales of those shares by affiliates of the businesses the Company acquires for a period of two years. See "Plan of Distribution."

     If an acquisition has a material financial effect upon Apple, a current report on Form 8-K, or if Apple is not eligible to incorporate such a report by reference a post-effective amendment to the registration statement of which this Prospectus forms a part, will be filed subsequent to the acquisition, and prior to the consummation of additional acquisitions utilizing this Prospectus, containing financial and other information about the acquisition that would be material to subsequent acquirors of Common Stock offered hereby, including pro forma information for Apple and historical financial information about the company that was acquired. A current report on Form 8-K, or if Apple is not eligible to incorporate such a report by reference a post-effective amendment to the registration statement of which this Prospectus forms a part, will also be filed when an acquisition does not per se have a material effect upon Apple, but if aggregated with other acquisitions (for which such information has not been filed) since the date of Apple's most recent audited financial statements, would have such a material effect.

     As of May 29, 1997, 6,376,483 shares of Common Stock were issued and outstanding, of which 2,702,500 are registered and available for unrestricted trading in public markets unless owned by affiliates of Apple. The Common Stock is listed on The American Stock Exchange, under the symbol "AOI." Application will be made to list the shares offered hereby on The American Stock Exchange. On June 3, 1997, the last reported sales price of the Common Stock on The American Stock Exchange was $11 11/16 per share.

     All expenses of this offering (this "Offering") will be paid by Apple. No underwriting discounts or commissions will be paid in connection with the issuance of shares by Apple in business combination transactions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an Underwriter within the meaning of the Securities Act.

                           ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" COMMENCING ON PAGE 8.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June   , 1997

                             [Map showing locations
                       of Founding Affiliated Practices]

                               PROSPECTUS SUMMARY

     CONCURRENTLY WITH APPLE'S INITIAL PUBLIC OFFERING (THE "IPO"), APPLE ACQUIRED, IN SEPARATE TRANSACTIONS (THE "ACQUISITIONS"), SUBSTANTIALLY ALL THE TANGIBLE AND INTANGIBLE ASSETS, AND ASSUMED CERTAIN LIABILITIES, OF 31 ORTHODONTIC PRACTICES (COLLECTIVELY, THE "FOUNDING AFFILIATED PRACTICES") IN EXCHANGE FOR CASH AND SHARES OF CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE, OF APPLE ("COMMON STOCK"). UNLESS OTHERWISE INDICATED BY THE CONTEXT,
REFERENCES HEREIN TO (I) "APPLE" OR THE "COMPANY" MEAN APPLE ORTHODONTIX,
INC., (II) "AFFILIATED PRACTICES" MEAN THE FOUNDING AFFILIATED PRACTICES AND
ANY ORTHODONTIC PRACTICES WITH WHICH THE COMPANY MAY ENTER INTO SIMILAR RELATIONSHIPS IN THE FUTURE, (III) "NEW CASE STARTS" MEAN THE NUMBER OF NEW PATIENTS BEGINNING TREATMENT DURING A PERIOD OF TIME AND (IV) "CASE ACCEPTANCE RATE" MEAN, FOR ANY SPECIFIED PERIOD OF TIME, THE PERCENTAGE OF POTENTIAL PATIENTS WHO UNDERGO AN INITIAL EXAMINATION AT AN ORTHODONTIC PRACTICE WHO IN FACT ELECT TO BEGIN TREATMENT WITH SUCH EXAMINING ORTHODONTIST.

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) GIVES EFFECT TO THE ACQUISITIONS AND (II) GIVES EFFECT TO CERTAIN STOCK SPLITS OF THE OUTSTANDING SHARES OF CLASS B COMMON STOCK, PAR VALUE $.001 PER SHARE ("CLASS B STOCK") EFFECTED IN CONNECTION WITH THE OFFERING.

                                  THE COMPANY

     Apple was founded in July 1996 to provide practice management services to orthodontic practices in the United States and Canada. The Company's objective is to provide a full complement of practice management services designed to drive internal growth by enhancing the ability of Affiliated Practices to: (i) deliver quality, affordable orthodontic treatment primarily on a fee-for-service basis; (ii) stimulate demand in their local markets by increasing consumer awareness of the benefits, availability and affordability of orthodontic treatment; and (iii) improve the productivity and profitability of their practices. The Company will also seek to grow through the acquisition of additional Affiliated Practices and the development of satellite offices that complement geographic areas served by existing and future Affiliated Practices. The Company will earn revenue by providing management, administrative, development and other services to Affiliated Practices.

     The Company has acquired substantially all the tangible and intangible assets and assumed certain liabilities of, and provide long-term management services to, the Founding Affiliated Practices. The Founding Affiliated Practices include 31 orthodontists and 58 offices located in 13 states in the United States and in Calgary, Alberta. The Founding Affiliated Practices were selected based on a variety of factors, including the competitive and financial strengths and historical growth of their practices and the potential for future growth in their markets. Apple also considered the local and national reputations of the Founding Affiliated Practices within the orthodontic services industry, their ability to manage multi-location practices providing high levels of quality care and their desire to grow and improve the operating efficiency of their respective practices. For the year ended December 31, 1996, the Founding Affiliated Practices had median patient revenues per practice of approximately $700,000 and average (mean) patient revenues per practice of approximately $800,000.

     The orthodontic services industry is highly fragmented, with over 90% of the approximately 9,000 orthodontists in the United States operating as sole practitioners and less than 2% being affiliated with the only existing public practice management company specializing in orthodontics. The industry currently generates approximately $3.5 billion in annual gross revenues, which have grown steadily at an average rate of 7.5% per year in recent years. Industry data and management's experience indicate that the need for orthodontics significantly exceeds the current demand.

     The Company's business strategy emphasizes (i) implementing a comprehensive operating strategy designed to drive internal growth of the Affiliated Practices and (ii) expanding the Company's network of Affiliated Practices through an aggressive acquisition program.

     The primary elements of the Company's operating strategy are (i) implementing practice-building and external marketing programs designed to generate new patient starts through increased referrals from existing and former patients and the use of multimedia advertising to stimulate demand for treatment services, (ii) offering more affordable payment plans to patients to broaden the market for orthodontic services, (iii) increasing the operating efficiency of the Affiliated Practices by relieving the orthodontists from various time-consuming administrative responsibilities and realizing economies of scale,
(iv) providing a systems-oriented approach to training and education of clinic personnel to improve their communications with patients and potential patients and increase their productivity, (v) developing satellite offices to expand the geographic markets served by Affiliated Practices and (vi) utilizing customized management information systems to provide detailed financial and operating data and related analysis to Affiliated Practices and management. Each of these elements is intended to drive the internal growth of the Affiliated Practices while allowing them to maintain high levels of quality care.

     The Company has implemented its operating strategy at a prototype practice owned and, until June 1996, operated by the Company's Chairman and CEO, John G. Vondrak, D.D.S. This practice has grown substantially since 1989, when Dr. Vondrak acquired it, to approximately $1.9 million of revenues in 1996, which management believes places it among the largest sole-practitioner orthodontic practices in the United States. Among the factors contributing to this growth have been the Company's practice-building program (consisting of a complete training and operating program designed to maximize patient satisfaction levels, generate referrals from existing and former patients and increase case acceptance rates) and external marketing efforts, including television advertising focusing on affordable payment programs offered by that practice. This prototype practice had a case acceptance rate of approximately 71% in 1996. Management believes that the results of this practice demonstrate the effectiveness of the Company's operating strategy. In July 1996, Dr. Vondrak delegated the operating responsibilities of this practice to a newly hired orthodontist who recently completed her education, so that he could devote his time fully to the formation of the Company. Since this transfer, the continued application of the Company's operating strategy has resulted in a comparable number of case starts based on a comparison of the six-month period ended December 31, 1996 to the corresponding period in the prior year.

     The Company also intends to pursue an aggressive expansion program designed to strengthen its position in its current markets and expand its network of Affiliated Practices into markets it does not currently serve. The Company believes that, due to the highly fragmented nature of the industry, there are numerous orthodontic practices that are attractive candidates to become Affiliated Practices. Additionally, the Company plans to focus on candidates who have strong reputations in their local markets and the desire to implement the Company's operating strategy. The Company intends to leverage the reputations and relationships of the orthodontists affiliated with the Founding Affiliated Practices to identify and develop growth opportunities with candidates to become future Affiliated Practices. Many of these orthodontists hold, or have previously held, leadership roles in various state, regional and national associations or are affiliated with or teach at graduate orthodontic programs at dental schools. The Company believes the visibility and reputation of these individuals, combined with the acquisition experience of management, will provide the Company with certain advantages in identifying, negotiating and consummating future acquisitions.

                                  THE OFFERING

Common Stock offered by the
  Company............................  2,000,000 shares of Common Stock to be issued by Apple in connection with the acquisition of businesses, properties
                                       or securities in business combinations.
Common Stock to be outstanding after
  the Offering.......................  8,376,483 shares(1)
Class B Stock to be outstanding after
  the Offering.......................  3,347,084 shares
Voting Rights........................  Holders of Common Stock are entitled to one vote per share and the holders of Class B Stock are entitled to
                                       three-tenths ( 3/10ths) of a vote per share. In addition,
                                       holders of the Class B Stock are entitled currently to
                                       elect as a class one member of the Board of Directors and
                                       the holders of the Common Stock are entitled to elect as a class all other members of the Board of Directors. The
                                       Common Stock and Class B Stock possess ordinary voting
                                       rights and vote together as a single class in respect of
                                       other corporate matters. See "Description of Capital
                                       Stock."

Conversion of the Class B Stock......  Each share of Class B Stock will automatically convert to
                                       Common Stock on a share-for-share basis (i) in the event of a disposition of such share of Class B Stock by the holder thereof (excluding dispositions to such holder's
                                       affiliates), (ii) in the event any person not affiliated
                                       with Apple acquires beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company,
                                       (iii) in the event any person not affiliated with Apple
                                       offers to acquire 15% or more of the outstanding shares of capital stock of the Company, (iv) in the event the holder of such share elects to so convert at any time after the
                                       second anniversary of the date of this Prospectus, (v) on
                                       the fifth anniversary of the date of this Prospectus or
                                       (vi) in the event the holders of a majority of the
                                       outstanding shares of Common Stock approve such conversion.
                                       In addition, the Company may elect to convert any
                                       outstanding shares of Class B Stock into shares of Common
                                       Stock in the event 80% or more of the outstanding shares of
                                       Class B Stock as of the date of this Prospectus have
                                       previously been converted into shares of Common Stock.

Transfer of Common Stock.............  Persons acquiring shares of Common Stock in business combinations pursuant to this Offering may be contrac-
                                       tually required to hold all or some portion of such shares for varying periods of time.

American Stock Exchange symbol.......  AOI

------------

(1) Includes 3,673,983 shares of Common Stock issued in connection with the Acquisitions and 2,702,500 shares of Common Stock issued in connection with the IPO and excludes (i) an aggregate of approximately 743,000 shares of Common Stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $6.89 per share under Apple's 1996 Stock Option Plan (the "1996 Stock Option Plan"), (iii) approximately 257,000 shares reserved for future issuance under the 1996 Stock Option Plan and
    (iv) 180,000 shares of Common Stock issuable upon the exercise of a warrant issued to TriCap Partners, L.L.C. ("TriCap Partners"), with an exercise price per share of $7.00. See "Management -- 1996 Stock Option Plan."

     EXCEPT WHERE OTHERWISE SPECIFIED, INDUSTRY INFORMATION USED IN THIS PROSPECTUS IS DERIVED FROM THE 1995 JOURNAL OF CLINICAL ORTHODONTISTS ORTHODONTIC PRACTICE STUDY ("1995 JCO STUDY"), A BIENNIAL STUDY, AND RELATES
TO 1994 UNLESS OTHERWISE INDICATED. COMPARABLE INFORMATION FOR 1995 AND 1996 IS NOT EXPECTED TO BE AVAILABLE UNTIL THE RELEASE OF THE 1997 JCO STUDY IN LATE 1997. THE INFORMATION COMPILED IN THE 1995 JCO STUDY RELATES TO ORTHODONTISTS WHO HAVE COMPLETED ACCREDITED GRADUATE ORTHODONTIC TRAINING PROGRAMS AND NEITHER THAT INFORMATION NOR ANY OTHER INDUSTRY INFORMATION SET FORTH IN THIS PROSPECTUS INCLUDES GENERAL DENTISTS WHO ALSO PERFORM ORTHODONTIC SERVICES.

                             SUMMARY FINANCIAL DATA
                                 (IN THOUSANDS)

     The following information is derived from the financial statements of Apple included elsewhere in this Prospectus. Except as otherwise indicated, this information does not reflect the effects of the Acquisitions or the IPO. For certain information concerning the Founding Affiliated Practices, see Note 6 of Notes to Financial Statements. Apple was formed on July 15, 1996, and effectively began its operations on June 1, 1997 following completion of the IPO.

                                                              THREE MONTHS
                                           YEAR ENDED            ENDED
                                        DECEMBER 31, 1996    MARCH 31, 1997
                                        -----------------    --------------
                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.............................       $      --            $   --
Costs and expenses:
     Salaries, wages and benefits....             627               234
     Rent............................              20                42
     Depreciation and amortization...               5                 5
     General and administrative
       expenses......................             232               194
     Special compensation expense
       related to issuance of
       stock(1)......................          13,812                --
     Special consulting expense
       related to issuance of
       stock(1)......................           9,613                --
                                        -----------------    --------------
     Total costs and expenses........          24,309               475
                                        -----------------    --------------
Income (loss) before income taxes....         (24,309)             (475)
Provision for income taxes...........              --                --
                                        -----------------    --------------
Net income (loss)....................       $ (24,309)           $ (475)
                                        =================    ==============

                                        DECEMBER 31,
                                            1996         MARCH 31, 1997
                                        -------------    --------------
                                                          (UNAUDITED)
BALANCE SHEET DATA:
Working capital......................      $(2,324)         $  4,922
Total assets.........................        1,461             3,610
Stockholders' equity.................         (884)           (1,359)

------------

(1) These amounts reflect the value of shares issued to founders, management and advisors of the Company, in October and December 1996, at $7.00 per share. See Note 1 of the Notes to the Financial Statements included elsewhere in this Prospectus.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.

ABSENCE OF COMBINED OPERATING HISTORY

     The Company was incorporated in July 1996 and conducted no operations prior to May 29, 1997 other than in connection with the IPO and the Acquisitions. The Company has acquired substantially all the assets and assume certain liabilities of the Founding Affiliated Practices concurrently with the closing of the IPO. In connection with the consummation of the Acquisitions, the Company has entered into agreements to provide management services ("Service Agreements") to the Founding Affiliated Practices for initial terms of 20 years (subject to early termination by either party for "cause," which includes a material default by or bankruptcy of the other party). The Founding Affiliated Practices have operated as separate independent entities. There can be no assurance that the process of integrating the management and administrative functions of the Founding Affiliated Practices will be successful or that the recently assembled management group will be able to manage effectively or profitably these operations and successfully implement the Company's operating or expansion strategies. Failure by the Company to successfully implement its operating and expansion strategies would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Business Strategy" and "-- Service Agreements."

RELIANCE ON AFFILIATED PRACTICES AND ORTHODONTISTS

     The Company will receive fees for management services provided to the Affiliated Practices under the Service Agreements. It will not employ orthodontists or control the practice of orthodontics by the orthodontists employed by the Affiliated Practices, and its management services revenue generally will depend on revenue generated by the Affiliated Practices. In some cases, the management fees will be based on the costs and expenses the Company incurs in connection with providing management services. The profitability of the Affiliated Practices, as well as the performance of the individual orthodontists employed by the Affiliated Practices, will affect the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Service Agreements."

     The revenue of the Affiliated Practices (and, therefore, the success of the Company) is dependent on fees generated by the orthodontists employed by the Affiliated Practices. In connection with the Service Agreements, each orthodontist affiliated with a Founding Affiliated Practice will enter into an employment agreement, substantially all of which will have a five-year term, with the professional corporation or association in which that orthodontist owns an equity interest (and which is a party to a Service Agreement). A substantial reduction in the number of orthodontists employed by or associated with the Affiliated Practices could have a material adverse effect on the financial performance of the Company. The ability of the Affiliated Practices to replace existing orthodontists by attracting new orthodontists may be constrained by the limited number of new orthodontists completing post-graduate orthodontic programs each year. Failure by the Affiliated Practices to employ a sufficient number of orthodontists (whether by renewals of existing employment agreements or otherwise) would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Industry" and "-- Orthodontist Employment Agreements."

RISKS ASSOCIATED WITH EXPANSION STRATEGY

     The success of the Company's expansion strategy will depend on a number of factors, including the Company's ability to (i) identify attractive and willing candidates to become Affiliated Practices, (ii) affiliate with acceptable Affiliated Practices on favorable terms, (iii) adapt the Company's structure to comply with present or future legal requirements affecting the Company's arrangements with Affiliated Practices and comply with regulatory and licensing requirements applicable to orthodontists and facilities operated and services offered by orthodontists, (iv) obtain suitable financing to facilitate its expansion program and (v) expand the Company's infrastructure and management to accommodate expansion. Identifying candidates to become Affiliated Practices and proposing, negotiating and implementing economically feasible affiliations with such groups can be a lengthy, complex and costly process. A shortage of available orthodontists with the skills and experience sought by the Company would have a material adverse effect on the Company's expansion opportunities. Furthermore, the Company anticipates facing substantial competition from other companies to establish affiliations with additional orthodontic practices. There can be no assurance that the Company's expansion strategy will be successful, that modifications to the Company's strategy will not be required, that the Company will be able to effectively manage and enhance the profitability of additional Affiliated Practices or that the Company will be able to obtain adequate financing on reasonable terms to support its expansion program. Furthermore, using shares of Common Stock as consideration for (or in order to provide financing for) future acquisitions could result in significant dilution to then-existing stockholders. In addition, future acquisitions accounted for as purchases may result in substantial annual noncash amortization charges for intangible assets in the Company's statements of operations. See
" -- Competition," " -- Substantial Dilution and Absence of Dividends," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business -- Business Strategy."

NEED FOR ADDITIONAL FINANCING

     The Company's expansion strategy will require substantial capital resources. Capital is needed not only for the acquisition of the assets of additional Affiliated Practices, but also for the effective integration, operation and expansion of the Affiliated Practices. In addition, the Affiliated Practices may from time to time require capital for renovation and expansion and for the addition of equipment and technology. The Service Agreements provide for advances by the Company to the Founding Affiliated Practices for working capital requirements (including any deficits in cash flows of Founding Affiliated Practices resulting from, among other things, development of satellite offices) and other purposes. Such loans will generally bear interest at prime plus one percent and will be repayable over varying periods of time not to exceed five years. The proceeds from the Offering will not be sufficient to fund the Company's planned acquisition program. The extent to which the Company will be able or willing to use shares of Common Stock to consummate acquisitions or provide future financing will depend on its market value from time to time and, in the case of acquisitions, the willingness of owners of potential Affiliated Practices to accept Common Stock as full or partial payment of acquisition consideration. Using shares of Common Stock for these purposes may result in significant dilution to then-existing stockholders. The Company will require additional capital from outside financing sources in order to continue its expansion program. Although the Company currently believes it will be able to secure additional financing, there can be no assurance that the Company will be able to obtain additional funds when needed on satisfactory terms or at all. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company's business, financial condition and results of operations. See " -- Substantial Dilution and Absence of Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

PROCEEDS OF IPO PAYABLE TO AFFILIATES

     In connection with the closing of the Acquisitions, the Company paid, out of proceeds from the IPO, approximately $6.4 million in cash to the owners of the Founding Affiliated Practices, including approximately $455,000 to Dr. Vondrak for the acquisition of his practice. The Company also used (i) approximately $3.0 million of the proceeds from the IPO to repay the entire principal and interest amounts outstanding under certain notes (the "Convertible Notes"), all of which were held by TriCap Funding I, L.L.C. ("TriCap"), and to reimburse the expenses incurred by TriCap on behalf of the Company in connection with the IPO and (ii) approximately $500,000 of such proceeds to pay a financial advisory fee to TriCap Partners, an affiliate of TriCap, pursuant to a consulting agreement between Apple and TriCap

Partners. The Company previously used $230,000 of the funds advanced to it by TriCap to reimburse John G. Vondrak Apple Orthodontix, Inc., one of the Founding Affiliated Practices ("JGVAOI"), for a portion of the organizational expenses of Apple incurred by JGVAOI. The Company has reimbursed JGVAOI an additional $70,000 from the proceeds of the IPO to repay the remainder of such expenses. See "Use of Proceeds" and "Certain Transactions"

GOVERNMENT REGULATION

     Various federal and state laws regulate the orthodontic services industry. Regulatory oversight includes, but is not limited to, considerations of fee-splitting and corporate practice of orthodontics.

     The laws of many states prohibit business corporations such as the Company from engaging in the practice of orthodontics or employing orthodontists to practice orthodontics and prohibit orthodontists from splitting fees with non-orthodontists. The specific restrictions against the corporate practice of orthodontics, as well as the interpretation of those restrictions by state regulatory authorities, vary from state to state. The restrictions are generally designed to prohibit a non-orthodontic entity (such as the Company) from controlling the professional assets of an orthodontic practice (such as patient records and payor contracts), employing orthodontists to practice orthodontics (or, in certain states, employing dental hygienists or orthodontic assistants), or controlling the content of an orthodontist's advertising or professional practice. Pursuant to the agreements entered into in connection with the Acquisitions, Apple will neither acquire any professional assets nor employ any orthodontists who will provide orthodontic services at any of the Founding Affiliated Practices' locations. The laws of many states also prohibit orthodontists from sharing professional fees with non-orthodontic entities. State orthodontic boards do not generally interpret these prohibitions as preventing a non-orthodontic entity from owning non-professional assets used by an orthodontist in an orthodontic practice or providing management services to an orthodontist for a fee provided certain conditions are met. There can be no assurance that a review of the Company's business relationships by courts or regulatory authorities will not result in determinations that could prohibit or otherwise adversely affect the operations of the Company or that the regulatory environment will not change, requiring the Company to reorganize or restrict its existing or future operations. The laws regarding fee-splitting and the corporate practice of orthodontics and their interpretation are enforced by regulatory authorities with broad discretion. There can be no assurance that the legality of the Company's business or its relationship with the Affiliated Practices will not be successfully challenged or that the enforceability of the provisions of any Service Agreement will not be limited.

EXTENT OF PROTECTION OF PROPRIETARY RIGHTS

     Apple relies in part on trademark, service mark, trade dress, trade secret, unfair competition and copyright laws to protect its intellectual property rights. There can be no assurance that the actions that have been taken by the Company will be adequate to protect its intellectual property rights from misappropriation by others, that the Company's proprietary information will not become known to competitors, that others will not independently develop substantially equivalent or better intellectual properties that do not infringe on the Company's intellectual property rights or that others will not assert rights in, and ownership of, proprietary rights of the Company. Furthermore, the Company's rights to its "APPLE ORTHODONTIX" common law service mark may be limited in market areas where a similar trademark or service mark may already be in use. The Company has not applied for or obtained any registrations of its trademarks or service marks. The Company is aware of several other businesses that utilize an "APPLE" service mark in connection with the provision of general dental services, some of which have obtained federal or state trademark registrations. The Company is aware of only one other orthodontic practice in the United States that utilizes a service mark similar to the Company's, and that practice is not located in a market where any of the Founding Affiliated Practices' offices are located.

CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS; POTENTIAL CONFLICTS OF INTEREST

     Dr. John G. Vondrak, the Company's Chairman and Chief Executive Officer, the other executive officers and directors of the Company as a group, and TriCap will beneficially own approximately 38.6%,

11.3% and 41.0%, respectively, of the outstanding shares of Class B Stock (or an aggregate of approximately 91.0%) and 5.4%, 4.6% and 6.3%, respectively, of the outstanding shares of Common Stock (or an aggregate of approximately 15.7%). These persons, if acting in concert, will be able to exercise significant influence over the Company's affairs, elect the entire Board of Directors and (subject to Section 203 of the Delaware General Corporation Law ("DGCL")) control the outcome of any matter submitted to a vote of stockholders. See "Security Ownership of Certain Beneficial Owners and Management." The
Company's Chairman of the Board and Chief Executive Officer, John G. Vondrak, D.D.S., is a party to a Service Agreement with the Company. In connection with the provision of management services by the Company to the Affiliated Practice owned by Dr. Vondrak, there are potential conflicts of interest that may arise from time to time in connection with negotiating terms of working capital loans from the Company to that practice, if any, and certain other arrangements under the Service Agreement.

DEPENDENCE ON KEY PERSONNEL

     The Company's future performance depends in significant part on the continued service of its senior management, including John G. Vondrak, D.D.S. and other key personnel, including LeeAnn Peniche. There can be no assurance that Dr. Vondrak, the Company's senior management and other key employees will continue to work for the Company. Loss of services of those employees could have a material adverse effect on the Company's business, results of operations and financial condition. The success of the Company's growth strategy will also depend on the Company's ability to attract and retain additional high quality personnel. See "Business -- Employees" and "Management."

COMPETITION

     The Company anticipates facing substantial competition from other companies to establish affiliations with additional orthodontic practices. The Company is aware of one public and two private practice management companies focused on orthodontics and several companies pursuing similar strategies in other segments of the health care industry (including dentistry). Certain of these competitors have greater financial and other resources than the Company (including more established trading histories for their shares of common stock, which may be used as currency in making acquisitions). Additional companies with similar objectives may enter the Company's markets and compete with the Company. In addition, the business of providing orthodontic services is highly competitive in each market in which the Company will operate. Each of the Founding Affiliated Practices faces local competition from other orthodontists, general dentists and pedodontists (dentists specializing in the care of children's teeth), some of whom have more established practices. Dentists are not restricted by law or any governmental authority from providing orthodontic services. Management believes the increase in recent years in dentists providing orthodontic services has limited the growth of patient case starts performed by orthodontists. There can be no assurance that the Company or the Affiliated Practices will be able to compete effectively with their respective competitors, that additional competitors will not enter their markets or that additional competition will not have a material adverse effect on the Company. See "Business -- Competition."

RISK OF PROVIDING ORTHODONTIC SERVICES; ADEQUACY OF INSURANCE COVERAGE

     The Affiliated Practices provide orthodontic services to the public and are exposed to the risks of professional liability and other claims. Such claims, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Although the Company will not control the practice of orthodontics by the Affiliated Practices, it could be asserted that the Company should be held liable for malpractice of an orthodontist employed by an Affiliated Practice. Each Affiliated Practice has undertaken to comply with all applicable regulations and legal requirements, and the Company maintains liability insurance for itself and it is anticipated that the Company will be named as an additional insured party on the liability insurance policies of the Affiliated Practices. The Founding Affiliated Practices have agreed to maintain comprehensive professional liability insurance, generally with limits of not less than $1.0 million per claim and with aggregate policy limits of not less than $3.0 million per orthodontist and, in the event a Founding Affiliated Practice employs more than one orthodontist, that Founding Affiliated Practices will maintain such insurance with a separate limit for claims against that

Founding Affiliated Practice in an amount acceptable to Apple. There can be no assurance, however, that a future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs. See
"Business -- Litigation and Insurance."

LITIGATION WITH ORTHODONTIC CENTERS OF AMERICA

     On December 10, 1996, Orthodontic Centers of America, Inc. ("OCA") filed a complaint in the United States District Court for the Eastern District of Louisiana against Apple, Dr. Vondrak, John G. Vondrak, P.C. and JGVAOI alleging, among other things, misappropriation of trade secrets and certain breaches of a confidentiality agreement executed by Dr. Vondrak, on behalf of John Vondrak, P.C., in favor of OCA. While Apple is not a party to the confidentiality agreement, OCA has alleged that Apple should be bound by its terms as a result of the relationship between Dr. Vondrak and Apple (specifically, OCA has alleged that Dr. Vondrak and Apple are alter egos and, alternatively, that Dr. Vondrak was acting as Apple's agent when he executed the confidentiality agreement). The Company intends to vigorously defend against the claims made by OCA, which, based on the advice of legal counsel, the Company believes are without merit. See "Business -- Litigation and Insurance."

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

     The market price of the Common Stock of the Company could be adversely affected by the sale of substantial amounts of the Common Stock in the public market following the IPO. The shares being sold in the IPO will be freely tradable unless acquired by affiliates of the Company.

     Concurrently with the closing of the IPO, security holders of the Founding Affiliated Practices received, in the aggregate, 3,673,983 shares of Common Stock as a portion of the consideration for the assets of their practices. Certain other stockholders of the Company hold, in the aggregate, an additional 3,347,084 shares of Class B Stock. Those shares are not being offered and sold pursuant to this Prospectus. None of those 7,021,067 shares were acquired in the transactions registered under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration. In addition, the holders of 3,673,983 of those shares have agreed not to sell any shares of Common Stock owned by them immediately after the consummation of the Acquisitions for a one-year period following the IPO, subject to their right to exercise certain registration rights. After the expiration of such restricted period, all of those shares may be sold in accordance with Rule 144 under the Securities Act, subject to the applicable volume limitations, holding period and other requirements of Rule 144. Substantially all of the outstanding shares of Class B Stock will become eligible for resale pursuant to Rule 144 in October 1997, although such shares will remain subject to a contractual resale restriction during the 180-day period described in the following paragraph.

     The Company, its directors and executive officers, TriCap and all persons acquiring shares of Common Stock in connection with the Acquisitions have agreed not to offer or sell any shares of Common Stock for a period of 180 days (the "180-Day Lockup Period") following May 22, 1997 without the prior written consent of Bear, Stearns & Co. Inc., except that the Company may issue, subject to certain conditions, Common Stock in connection with acquisitions and awards under the 1996 Stock Option Plan. These restrictions will be applicable to any shares acquired by any of those persons in the Offering or otherwise during the 180-Day Lockup Period.

     The 2,000,000 shares of Common Stock issuable pursuant to this Offering will generally be freely tradable by nonaffiliates after their issuance, unless the sale thereof is contractually restricted. The Company anticipates that the agreements entered into in connection with its future acquisitions will contractually restrict the resale of all or a portion of the shares issued in those transactions for varying periods of time.

     The Company has outstanding under the 1996 Stock Option Plan options to purchase approximately 743,000 shares of Common Stock. The Company intends to register the shares issuable upon exercise of options granted under the 1996 Stock Option Plan. See "Management -- 1996 Stock Option Plan" and "Shares Eligible for Future Sale."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the IPO, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if a trading market does develop, that it will continue after the IPO or this Offering. The securities markets have, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. These fluctuations often substantially affect the market price of a company's common stock. The market prices for securities of physician practice management companies have in the past been, and can in the future be expected to be, particularly volatile. The market price of the Common Stock may be subject to volatility from quarter to quarter depending on announcements regarding the Affiliated Practices and their ability to open new satellite offices, acquisitions by the Company or its competitors, government relations, developments or disputes concerning proprietary rights, changes in reimbursement levels, changes in health care policy in the United States and internationally, the issuance of stock market analyst reports and recommendations, and economic and other external factors, as well as operating results of the Company and fluctuations in the Company's financial results. See "-- Fluctuations in Operating Results."

FLUCTUATIONS IN OPERATING RESULTS

     The Company's results of operations may fluctuate significantly from quarter to quarter or year to year. Results may fluctuate due to a number of factors, including the timing of future acquisitions and satellite office openings, seasonal fluctuations in the demand for orthodontic services and competitive factors. Accordingly, quarterly comparisons of the Company's revenues and operating results should not be relied on as an indication of future performance, and the results of any quarterly period may not be indicative of results to be expected for a full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws and of Delaware law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company or limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. The Certificate of Incorporation provides for "blank check" preferred stock, which may be issued without stockholder approval, provides for a "staggered" Board of Directors and provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. In addition, certain provisions of the Company's Bylaws restrict the right of the stockholders to call a special meeting of stockholders, to nominate directors, to submit proposals to be considered at stockholders' meetings and to adopt amendments to the Bylaws. The Company also is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business acquisitions with an "interested stockholder" for a period of three years following the date such stockholder became an interested stockholder. See "Description of Capital Stock."

ABSENCE OF DIVIDENDS

     The Company has never paid any cash dividends and does not anticipate paying cash dividends on its Common Stock or Class B Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     The Company was incorporated in July 1996 and conducted no operations prior to May 29, 1997 other than in connection with the IPO and the Acquisitions. The Company has acquired substantially all the assets and assumed certain liabilities of the Founding Affiliated Practices concurrently with the closing of the IPO. The Company's principal executive offices are located at 2777 Allen Parkway, Suite 880, Houston, Texas 77019, and its telephone number is (281) 698-2500.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of high and low sale prices for the Common Stock on the American Stock Exchange for the periods indicated:

                                             LOW       HIGH
                                          ---------  ---------
Year ending December 31, 1997:
     2nd quarter (beginning May 22
     through June 9, 1997)..............  $    7.25  $   12.94

     As of May 22, 1997 there were approximately 35 holders of record of Common Stock, as shown on the records of the transfer agent and registrar for the Common Stock. The number of record holders does not bear any relationship to the number of beneficial owners of the Common Stock.

                                DIVIDEND POLICY

     It is the Company's current intention to retain earnings for the foreseeable future to support operations and finance expansion. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, cash flow from operations, capital requirements, expansion plans, the income tax laws then in effect, the requirements of Delaware law and restrictions that may be imposed in the Company's future financing arrangements.

                            SELECTED FINANCIAL DATA
                                 (IN THOUSANDS)

     The following information is derived from the financial statements of Apple included elsewhere in this Prospectus. This information does not reflect the effect of the Acquisitions or the IPO. Apple was formed on July 15, 1996, and effectively began its operations on June 1, 1997 following completion of the IPO.

                                                              THREE MONTHS
                                           YEAR ENDED             ENDED
                                        DECEMBER 31, 1996    MARCH 31, 1997
                                        -----------------    ---------------
                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.............................       $      --            $    --
Costs and expenses:
     Salaries, wages and benefits....             627                234
     Rent............................              20                 42
     Depreciation and amortization...               5                  5
     General and administrative
       expenses......................             232                194
     Special compensation expense
       related to issuance of
       stock(1)......................          13,812                 --
     Special consulting expense
       related to issuance of
       stock(1)......................           9,613                 --
                                        -----------------    ---------------
     Total costs and expenses........          24,309                475
                                        -----------------    ---------------
Income (loss) before income taxes....         (24,309)              (475)
Provision for income taxes...........              --                 --
                                        -----------------    ---------------
Net income (loss)....................       $ (24,309)           $  (475)
                                        =================    ===============

                                        DECEMBER 31, 1996    MARCH 31, 1997
                                        -----------------    ---------------
                                                               (UNAUDITED)
BALANCE SHEET DATA:
Working capital......................        $(2,324)            $(4,922)
Total assets.........................          1,461               3,610
Stockholders' equity.................           (884)             (1,359)

------------

(1) These amounts reflect the value of shares issued to founders, management and advisors of the Company, in October and December 1996, at $7.00 per share. See Note 1 of the Notes to the Financial Statements included elsewhere in this Prospectus.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. SUCH STATEMENTS ARE ONLY PREDICTIONS AND THE ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK
FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE HISTORICAL RESULTS SET FORTH IN THIS DISCUSSION AND ANALYSIS ARE NOT INDICATIVE OF TRENDS WITH RESPECT TO ANY ACTUAL OR PROJECTED FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

     The Company has conducted no significant operations through March 31, 1997. Effective June 1, 1997 for accounting purposes, the Company acquired the tangible and intangible assets and liabilities of, and enter into Service Agreements with, the Founding Affiliated Practices. The Company expects that its future growth will come from (i) implementing a comprehensive operating strategy designed to drive internal growth of the Affiliated Practices and (ii) entering into Service Agreements with new Affiliated Practices and developing new orthodontic centers (including satellite offices) with existing and future Affiliated Practices.

     Through its Service Agreements, the Company provides a full complement of practice management services to Affiliated Practices in return for management service fees. Except with respect to two Service Agreements providing for the payment of flat fees, the management service fees earned by the Company are in accordance with two general types of Service Agreements -- the standard form of the Service Agreement ("Standard Contract") and the alternative form of the Service Agreement ("Alternative Contract"). The Standard Contract calls for a calculation of the monthly service fee based on the total revenues earned by the Affiliated Practices, which is defined by the agreement to represent 24% of the total contract value in the initial month of a patient's treatment with the remainder of the contract balance earned evenly over the balance of the contract term. From total revenues, the practices retain a percentage of the Affiliated Practices' cash collections.

     The Alternative Contract is used in California. It is a cost-plus fee arrangement, whereby the service fee includes the reimbursement of defined expenses incurred by Apple in the course of providing services to the Affilated Practice plus a percentage of revenues. The Company believes the fees to be generated by each of these formulas are reflective of the fair market value of the services provided and will be comparable to the fees earned by other management service companies in the respective jurisdictions where these arrangements will exist. In addition, with respect to two of the Founding Affiliated Practices, the service fees will be based on flat fees that are subject to adjustment on an annual basis. See "Business -- Service
Agreements."

     The expenses incurred by the Company in fulfilling its obligations under the Service Agreements are generally of the same nature as the operating costs and expenses that would have otherwise been incurred by the Affiliated Practices, including salaries, wages and benefits of practice personnel (excluding orthodontists and, in some cases, orthodontic assistants and other professional personnel), orthodontic supplies and office supplies used in administering their clinic practices, the office (general and administrative) expenses of the practices and depreciation and amortization of assets acquired from the Founding Affiliated Practices. In addition to the operating costs and expenses discussed above, the Company will be incurring personnel and administrative expenses in connection with establishing and maintaining a corporate office, which will provide management, administrative, marketing and development and acquisition services.

     In accordance with Staff Accounting Bulletin ("SAB") No. 48, "Transfers of Nonmonetary Assets by Promoters or Shareholders," published by the Securities and Exchange Commission (the "Commission"), the acquisition of the assets and assumption of certain liabilities for all of the Founding Affiliated Practices pursuant to the Acquisitions are accounted for by the Company at the transferors' historical cost basis, with the shares of common stock to be issued in those transactions being valued at the historical cost of the nonmonetary assets acquired net of liabilities assumed. The cash consideration paid at closing on May 29, 1997 will be reflected as a dividend by Apple to the owners of the Founding Affiliated Practices in the quarter ended June 30, 1997. SAB No. 48 will not be applicable to any acquisitions made by the Company subsequent to the IPO. It is currently anticipated that the Company's future acquisitions of certain of the assets and liabilities of Affiliated Practices may result in substantial annual noncash amortization charges for intangible assets in the Company's statements of operations.

RESULTS OF OPERATIONS

     The Company has conducted no significant operations through March 31, 1997. Following completion of the IPO and the Acquisitions on May 29, 1997, the Company will begin operations effective June 1, 1997. As discussed in Notes 1 and 2 in the accompanying financial statements, the shares issued in October and December 1996 have been valued at the assumed offering price. Special compensation and consulting expense related to issuance of stock has been recorded for the difference between the amount paid for the stock and the offering price of $7.00 per share. General and administrative expenses were incurred during the year ended December 31, 1996 and the three months ended March 31, 1997 in connection with the IPO. Of these expenses, $2.6 million was funded through the issuance of Convertible Notes to TriCap and $0.4 million was funded by other advances from TriCap. The Convertible Notes have been repaid from the proceeds of the Offering. The unaudited financial statements of the Company for the three-month period ended March 31, 1997 reflect a net loss of approximately $475,000, a corresponding increase in stockholders' deficit and a decrease in net current assets of approximately $2.6 million resulting from continued operating and offering costs incurred prior to completion of the IPO.

LIQUIDITY AND CAPITAL RESOURCES

     A part of the Company's business strategy is to encourage Affilated Practices to offer more affordable payment plans to patients. The Company does not expect the affordable payment plans, or any potential increase in bad debt expense resulting from these plans, to have any significant negative impact on the working capital or liquidity of the Affiliated Practices. Moreover, the Company believes the Founding Affiliated Practices have the financial wherewithal to sustain any negative impact that may result from these payment plans. Therefore, Apple does not anticipate that the offering by the Affiliated Practices of more affordable payment plans will impair the Company's ability to collect management service revenues from the Affiliated Practices. See "Business -- Services and Operations -- Affordable Payment Plans."

     The Company anticipates making routine capital expenditures for the Founding Affiliated Practices during the remainder of 1997 of approximately $2.0 million to fund, among other things, the development of satellite offices. The average cost of developing a satellite office (which may vary by geographic market) is estimated to be approximately $250,000, including initial working capital requirements. The Service Agreements provide for advances by the Company to the Founding Affiliated Practices for working capital requirements (including any deficits in cash flows of Founding Affiliated Practices resulting from, among other things, development of satellite offices) and other purposes. Such loans will generally bear interest at prime plus one percent and will be repayable over varying periods of time not to exceed five years. It is anticipated that the foregoing capital expenditures will be funded from the Company's cash flow from operations. The Company also expects to make acquisitions of additional orthodontic practices during 1997 that will involve the use of cash and Common Stock.

     Management believes that the cash proceeds of the IPO combined with its cash flow from operations will be sufficient to fund planned capital expenditures and ongoing operations of the Company through the end of 1998. The Company is also seeking to establish a revolving bank credit facility which, when combined with the shares of Common Stock offered hereby and the Company's cash resources, will be used in the Company's planned acquisition program. The Company has agreed to refinance certain indebtedness of the Founding Affiliated Practices totalling approximately $1.0 million.

                                    BUSINESS

OVERVIEW

     Apple was founded in July 1996 to provide practice management services to orthodontic practices in the United States and Canada. The Company's objective is to provide a full complement of practice management services designed to drive internal growth by enhancing the ability of Affiliated Practices to: (i) deliver quality, affordable orthodontic treatment primarily on a fee-for-service basis; (ii) stimulate demand in their local markets by increasing consumer awareness of the benefits, availability and affordability of orthodontic treatment; and (iii) improve the productivity and profitability of their practices. The Company will also seek to grow through the acquisition of additional Affiliated Practices and the development of satellite offices that complement existing geographic areas served by existing and future Affiliated Practices. The Company will earn revenue by providing management, administrative, development and other services to Affiliated Practices.

     The Company has acquired substantially all the tangible and intangible assets and assumed certain liabilities of, and provides long-term management services to, the Founding Affiliated Practices. The aggregate consideration paid by Apple to acquire the Founding Affiliated Practices was (i) approximately $6.4 million in cash and (ii) 3,673,983 shares of Common Stock.

     The Founding Affiliated Practices include 31 orthodontists and 58 offices located in 13 states in the United States and in Calgary, Alberta. The Founding Affiliated Practices were selected based on a variety of factors, including the competitive and financial strengths and historical growth of their practices and the potential for future growth in their markets. Apple also considered the local and national reputations of the Founding Affiliated Practices within the orthodontic services industry, their ability to manage multi-location practices providing high levels of quality care and their desire to grow and improve the operating efficiency of their respective practices. The Founding Affiliated Practices were selected by Apple based on its management's extensive experience with orthodontic practices in the United States and Canada. Of the 31 Founding Affiliated Practices, nine are corporations (of which the orthodontist is a stockholder and employee), 16 are professional corporations or professional associations (of which the orthodontist is a stockholder and employee) and six are sole proprietorships (owned and operated by the orthodontist). In connection with the Acquisitions, each Founding Affiliated Practice has agreed to operate through a professional corporation, which will employ, and will be owned by, the orthodontist or orthodontists affiliated with such Founding Affiliated Practice. For the year ended December 31, 1996, the Founding Affiliated Practices had revenues ranging from approximately $200,000 to $1.9 million and had average patient revenues of approximately $800,000. See "-- Summary of Terms of Acquisitions."

INDUSTRY

     INDUSTRY OVERVIEW. The orthodontic services industry is highly fragmented, with over 90% of the approximately 9,000 orthodontists in the United States operating as sole practitioners and less than 2% being affiliated with the only existing public practice management company specializing in orthodontics. The industry currently generates approximately $3.5 billion in annual gross revenues, which have grown steadily at an average rate of 7.5% per year in recent years. Based on published industry data, over 70% of orthodontic treatments are performed on a private pay, fee-for-service basis, 25% of treatments are covered by traditional forms of dental insurance (generally with a 50% or greater co-payment by the patient) and the remaining 5% of treatments involve other payment methods, including managed care networks. Managed care represents only a small portion of the payor sources due to the elective nature of most orthodontic treatments. Most orthodontic practices (including all the Founding Affiliated Practices) do not accept payment by Medicare or Medicaid.

     Orthodontic treatments are principally provided by orthodontists who have completed two years of post-graduate studies following graduation from dental school. The number of orthodontists in the United States has grown slowly since 1990, which management believes can be attributed to the limited number of schools offering post-graduate orthodontic programs and the small class size at each of those schools. In

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addition to orthodontists, a number of dentists provide various orthodontic services. The industry information set forth in this Prospectus does not include orthodontic treatments provided by dentists.

     The table below summarizes certain information from the 1995 JCO Study concerning the United States orthodontic services industry for each of the years presented:

                                          1990         1991         1992         1993         1994
                                       -----------  -----------  -----------  -----------  -----------
Number of orthodontists..............        8,720        8,760        8,856        8,958        9,060
Number of new cases..................    1,308,000    1,314,000    1,416,690    1,478,070    1,540,200
Average fee per case.................  $     3,050  $     3,221  $     3,401  $     3,447  $     3,492

     Based on a 1994 study performed by the Department of Orthodontics, University of Florida College of Dentistry (the "University of Florida Study") and management's experience, the Company believes the need for orthodontics significantly exceeds the current demand. The University of Florida Study, which was funded by a grant from the National Institute of Dental Research and involved a statistical sample of approximately 3,700 children in Florida, concluded that only approximately one out of every five children who need orthodontics receives treatment. The University of Florida Study also indicated that cost was a barrier to orthodontics. Children in higher socioeconomic groups received treatment approximately six times more often than children in lower groups despite no measurable difference in need among the groups. The University of Florida Study did not address the market potential for adult patients, which management believes is significant. The Company believes there is significant opportunity to expand the orthodontic treatment population through improved public awareness of the benefits, availability and affordability of orthodontic treatment.

     THE TRADITIONAL ORTHODONTIC PRACTICE. The traditional orthodontic practice typically involves a single orthodontist, practicing at one primary location or with an average of less than one satellite office, with a small number of orthodontic assistants and business office personnel and, in some cases, an orthodontic associate. According to the 1995 JCO Study, the average orthodontist initiated treatment of 170 new patients in 1994 and maintained approximately 380 active patients. In addition, the 1995 JCO Study reports that only 1.3% of orthodontists use television advertising to promote their practices. In the traditional practice, the orthodontist manages all business aspects of the practice. The use of third-party management services is not typical.

     On an individual practice basis, the 1995 JCO Study reported median annual revenues of $475,000 and median operating income of $191,000 in 1994. The median overhead as a percentage of revenues was 55%, resulting in a 40% median operating margin before orthodontist compensation, interest and taxes. Median down payments were equal to approximately 25% of the total treatment cost. Median case starts and active treatment cases were 170 and 380 per practice, respectively, and the median case acceptance rate was 60%. Individual practices on average generated over one-half of their referrals from dentists and less than 7% of the practices utilized commercial advertising as a referral source. Orthodontists believed they had the ability to increase case starts by 30%, yet the median case starts have not increased significantly since 1981, the first year of data presented in the study.

THE APPLE ORTHODONTIX APPROACH

     The Company believes the traditional orthodontic practice is inefficient and administratively burdensome to orthodontists, and can be financially burdensome to patients, who traditionally pay approximately 25% of the total contract amount as a down payment ($875 when applied to the average fee per case in 1994, according to the 1995 JCO Study). The Company has developed a comprehensive operating strategy designed to improve efficiency, increase the number of new case starts and active cases handled by each orthodontist and relieve orthodontists associated with Affiliated Practices of time-consuming administrative responsibilities. As part of its operating strategy, the Company will assist its Affiliated Practices in developing satellite offices to expand the scope of the geographic areas they serve. The Company will also assist Affiliated Practices in developing and implementing payment programs designed to make orthodontic services more affordable to prospective patients, thereby making their services available to a larger segment of the population in their respective markets.

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     The Company has implemented its operating strategy at a prototype practice owned and, until June 1996, operated by the Company's Chairman and CEO, John G. Vondrak, D.D.S. This practice has grown substantially since 1989, when Dr. Vondrak acquired it, to approximately $1.9 million of revenues in 1996, which management believes places it among the largest sole-practitioner orthodontic practices in the United States. Among the factors contributing to this growth have been the Company's practice-building program (consisting of a complete training and operating program emphasizing clear, concise and consistent communications to existing and prospective patients in order to maximize satisfaction levels, generate referrals and increase new case acceptance rates) and external marketing efforts, including television advertising focusing on affordable payment plans offered by that practice. This prototype practice had a case acceptance rate of approximately 71% in 1996.

     The Company believes its approach provides unique benefits to orthodontists who choose to affiliate with it by providing opportunities for the orthodontist to: (i) drive internal growth by implementing the Company's operating strategy;
(ii) share in the increased profitability resulting from internal growth; (iii) lower costs through economies of scale; (iv) participate in a cost-effective national advertising program; (v) focus on patient care; and (vi) enhance liquidity and diversification.

BUSINESS STRATEGY

     The Company's business strategy emphasizes (i) implementing a comprehensive operating strategy designed to drive internal growth of the Affiliated Practices and (ii) expanding the Company's network of Affiliated Practices through an aggressive acquisition program.

     OPERATING STRATEGY. The primary elements of the Company's operating strategy are (i) implementing practice-building and external marketing programs designed to generate new patient starts through increased referrals from existing and former patients and the use of multimedia advertising to stimulate demand for treatment services, (ii) offering more affordable payment plans to patients to broaden the market for orthodontic services, (iii) increasing the operating efficiency of the Affiliated Practices by relieving the orthodontists from various time-consuming administrative responsibilities and realizing economies of scale, (iv) providing a systems-oriented approach to training and education of clinic personnel to improve their communications with patients and potential patients and increase their productivity, (v) developing satellite offices to expand the geographic markets served by Affiliated Practices and (vi) utilizing customized management information systems to provide detailed financial and operating data and related analysis to Affiliated Practices and management. Each of these elements is intended to drive the internal growth of the Affiliated Practices while allowing them to maintain high levels of quality care. However, operating results at each Affiliated Practice will be largely dependent upon the skills and personality of the orthodontists employed by that Affiliated Practice.

     Management believes that the results of the prototype practice owned by Dr. Vondrak demonstrate the effectiveness of the Company's operating strategy. In July 1996, Dr. Vondrak delegated the operating responsibilities of this practice to a newly hired orthodontist who recently completed her education, so that he could devote his time fully to the formation of the Company. Since this transfer, the continued application of the Company's operating strategy has resulted in a comparable number of case starts based on a comparison of the six-month period ended December 31, 1996 to the corresponding period in the prior year.

     Over time, the Company plans to implement a regional management structure aligned with the locations of its Affiliated Practices. Management believes a regional structure will allow it to respond to the management and operational issues within a particular region in a more timely and focused manner. In addition, a regional structure will allow management to compare the operating results of its Affiliated Practices to regularly published regional industry statistics.

     EXPANSION STRATEGY. The Company intends to pursue an aggressive expansion strategy designed to strengthen its position in its current markets and expand its network of Affiliated Practices into markets it does not currently serve. The Company believes that, due to the highly fragmented nature of the industry, there are numerous orthodontic practices that are attractive candidates to become Affiliated Practices.

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
Additionally, the Company plans to focus on candidates who have strong reputations in their local markets and the desire to implement the Company's operating strategy. The Company intends to leverage the reputations and relationships of the orthodontists affiliated with the Founding Affiliated Practices to identify and develop growth opportunities with candidates to become future Affiliated Practices. Many of these orthodontists hold, or have previously held, leadership roles in various state, regional and national associations or are affiliated with or teach at graduate orthodontic programs at dental schools. The Company believes the visibility and reputation of these individuals, combined with the acquisition experience of management, will provide the Company with certain advantages in identifying, negotiating and consummating future acquisitions.

     As consideration for future acquisitions, the Company intends to use various combinations of its Common Stock, cash and notes.

SERVICES AND OPERATIONS

     The Company will manage all aspects of the Affiliated Practices operations other than the provision of orthodontic treatment. The Company will employ all business personnel at the offices of the Affiliated Practices and, where permitted by applicable law and governmental regulations, also will employ the orthodontic assistants.

     ADMINISTRATIVE. The Company will earn revenue by providing management and other services to the Affiliated Practices, including staffing, education and training, billing and collections, cash management, purchasing, inventory management, payroll processing, employee benefits administration, advertising production and other marketing support, patient scheduling, financial reporting and analysis, productivity reporting and analysis, associate recruiting and support for acquisitions, new site development and other capital requirements. The Company believes the orthodontists at the Affiliated Practices will benefit from the administrative and management support provided by Apple and that these services will substantially reduce the amount of time the orthodontists are required to spend on administrative matters and will enable them to dedicate more time to the growth of their professional practices. Management believes that through economies of scale the Company will be able to provide these services at a lower cost than could be obtained by each of the Affiliated Practices individually. In addition, the Company believes that, due to its size and purchasing power, it will be able to negotiate discounts on, among other things, orthodontic and office supplies, health and malpractice insurance and equipment.

     PRACTICE-BUILDING PROGRAM. Management believes patient satisfaction levels, practice productivity and profitability can be substantially enhanced through a consistent training program emphasizing practice-building techniques. The Company will implement programs designed to generate growth in case starts by increasing (i) referrals from existing and former patients and (ii) case acceptance rates. These programs include a full complement of training, operating and monitoring techniques emphasizing improvements in communications with patients and patient satisfaction levels in all facets of operations, including initial telephone contacts with prospective patients, initial consultations and case presentations and written or telephonic follow-ups after office visits. The Company's programs are designed to result in clear, concise and consistent communications between the patient and the orthodontist and his or her staff. It is management's belief that these programs will have a positive effect on the patients' experience and therefore positively impact the number of patient referrals and case acceptance rates of Affiliated Practices.

     EXTERNAL MARKETING. The Company and the Affiliated Practices will utilize multimedia advertising in local markets to stimulate demand for orthodontic treatment and promote name recognition for Apple and the Affiliated Practices. The general public traditionally has had little information about the availability of orthodontic services or orthodontic fees prior to an initial consultation with an orthodontist. The advertisements will address the two primary barriers to receiving orthodontic treatment, availability and affordability, by focusing on the availability of orthodontic services and the more affordable payment plans offered by the Affiliated Practices. The advertisements will also stress the quality of care available at the Affiliated Practices and the advantage of receiving orthodontic treatment from a professionally trained

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
orthodontist as opposed to a general dentist, and will promote a toll-free number for ease of scheduling an appointment with the local Affiliated Practice.

     Generally, it is anticipated that an Affiliated Practice will spend an amount equal to between 5% and 7% of its net revenues for advertising and marketing, which the Company believes is significantly higher than the industry average for traditional orthodontic practices. The Company will be responsible for subcontracting the production of all broadcast advertising, which will be tailored to meet local requirements. Advertisements will generally be thirty-second television commercials and will include the names of the affiliated orthodontists and the Company. The frequency and airing times for these television ads will be determined by regional media consultants retained by Apple and the Affiliated Practice in order to optimize penetration to target market segments.

     AFFORDABLE PAYMENT PLANS. Orthodontic services primarily involve private pay, fee-for-service treatments. As part of its overall marketing strategy for the Affiliated Practices, the Company intends to encourage the Affiliated Practices to make orthodontic services available to a larger portion of the population in their respective markets by offering more affordable payment plans. Many of the Founding Affiliated Practices have historically received a down payment equal to 25% of the total cost of services, with the remaining amount paid equally over the term of treatment. It is contemplated that the typical payment plan utilized after the IPO would consist of a modest initial down payment and monthly payments thereafter for the duration of the treatment period, generally between 26 and 34 months. Those Affiliated Practices that offer the affordable payment plans will experience an initial decrease in working capital. However, the Company believes the decrease in working capital caused by the change in payment plans will be offset by an increase in the number of patients receiving orthodontic treatment due to the combined effect of advertising, offering more affordable payment plans and the use of its practice-building program. The Company believes that offering more affordable payment plans combined with the use of advertising will result in an increase in the number of patients inquiring about orthodontic treatment. The Company also believes that this anticipated increase combined with the use of its internal marketing programs will result in an increase in the number of patients receiving orthodontic treatment at the Affiliated Practices.

     SATELLITE OFFICES. The Company intends to develop additional satellite offices (or branch locations) within selected markets served by the Affiliated Practices. The Company believes that the satellite offices will increase the geographic area served by the Affiliated Practices, thereby (i) increasing the potential market, (ii) leveraging the advertising budget of the Affiliated Practices and (iii) achieving critical mass within its existing markets. It is anticipated that the satellite offices will generally be located in high traffic, retail-oriented areas.

     Satellite offices developed by the Company will be staffed either on a part-time basis by an orthodontist from an Affiliated Practice or on a full-time basis by a newly recruited orthodontist, depending on the potential for additional patients. The average cost of developing a satellite office (which may vary by geographic market) is estimated to be approximately $250,000, including initial working capital requirements. The Company will provide management services and a portion of the capital to develop satellite offices. The Company will be responsible for selecting the site, negotiating the lease, designing the office layout and furnishing the satellite office. The Company will also assist the Affiliated Practices in recruiting orthodontists and support staff for those satellite offices, which will be open full-time.

     TRAINING AND EDUCATION. Staff and practice development programs are an integral part of the Company's operating strategy. The Company believes its programs will (i) increase the motivation and overall performance of the staff,
(ii) improve the level of patient satisfaction achieved by the Affiliated Practices and (iii) improve the Company's ability to attract and retain qualified personnel, which will collectively result in increased referrals from existing and former patients and increased case acceptance rates for the Affiliated Practices. The Company will provide each Affiliated Practice with consulting and educational services. These services include a full training program covering all non-orthodontic aspects of the practice and specific training designed for the efficient and effective use of the Company's management information system.

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
     Specifically, the Company's training program will provide each member of the practice, from the receptionist to the orthodontist, with guidelines for addressing questions and concerns of prospective and existing patients, techniques for explaining treatment procedures and length of treatment, parameters for establishing appropriate financial arrangements with each patient and a systematic approach to monitoring the success of each area of training. Training will be conducted both at individual clinics and in group sessions and will include proprietary manuals, tapes and role playing activities.

     MANAGEMENT INFORMATION SYSTEMS. The Company believes access to accurate, relevant and timely financial and operating information is a key element to providing practice management services to orthodontic practices. The Company will offer a fully integrated financial reporting, productivity management and patient management system at each Affiliated Practice. These systems are designed to increase the productivity of the Affiliated Practices by enabling the Company and the Affiliated Practices to cost-effectively monitor the productivity of the Affiliated Practices, identify problem areas and opportunities for improvement and advise on corrective action in a timely manner. Productivity measures to be monitored will include case acceptance rates, treatment times and case starts. In addition, the management information systems will facilitate optimization of the orthodontists' time through computerized scheduling and diagnostic and treatment recordkeeping systems. The Company believes these systems will also improve the productivity of the Affiliated Practices through benchmarking programs that identify and help establish the most efficient operational procedures. As of the date of this Prospectus, 12 of the 31 Founding Affiliated Practices have installed the Company's management information system. This system will be made available to the remaining Affiliated Practices following the closing of the Acquisitions.

LOCATIONS

     As of the date of this Prospectus, the Company provides management services to the following locations:

                                                NUMBER OF
                                        -------------------------
                STATE                   OFFICES    ORTHODONTISTS
-------------------------------------   -------    --------------
Arizona..............................       6              2
California...........................      10              7
Colorado.............................      10              5
Connecticut..........................       5              3
Illinois.............................       3              1
Montana..............................       3              1
Nevada...............................       1              1
New Mexico...........................       2              1
New York.............................       2              1
Pennsylvania.........................       4              2
Texas................................       8              4
Utah.................................       1              1
Virginia.............................       2              1
Canada...............................       1              1
                                        -------          ---
          Totals.....................      58             31
                                        =======          ===

     In some metropolitan areas, the Company has and may seek to affiliate with more than one Affiliated Practice in order to maximize advertising efficiencies.

SERVICE AGREEMENTS

     The Company has entered into a Service Agreement with each Founding Affiliated Practice and its orthodontist employees under which the Company is the exclusive manager and administrator of non-orthodontic services relating to the operation of the Founding Affiliated Practice. The following is intended to be a brief summary of the typical form of Service Agreement the Company has entered into with each

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Founding Affiliated Practice. The Company expects to enter into similar agreements with Affiliated Practices in the future. The actual terms of the various Service Agreements vary from the description below on a case-by-case basis, depending on negotiations with the individual Founding Affiliated Practices and the requirements of applicable law and governmental regulations.

     The service fees (the "Service Fees") payable to the Company by the Founding Affiliated Practices under the Service Agreements vary based on the fair market value, as determined in arm's-length negotiations, for the nature and amount of services provided. Except with respect to Service Agreements providing for the payment of flat fees, the Service Fees earned by the Company will be in accordance with the Company's two general types of Service Agreements. The Standard Contract calls for a calculation of the monthly Service Fee based on the total revenues earned by the Founding Affiliated Practices, which is defined by the agreement to represent 24% of the total contract value in the initial month of a patient's treatment with the remainder of the contract balance earned evenly over the balance of the contract term. From total revenues, the practices retain a percentage of the Founding Affiliated Practices' cash collections. There are adjustments to the service fee designed to both provide incentives for the orthodontists to provide efficient patient treatment and to increase the number of patients treated, as well as to ensure that the orthodontists retain a minimum amount for payment of their compensation from their respective practices on a monthly basis. The Alternative Contract will be used in California. It is a cost plus fee arrangement, whereby the service fee includes the reimbursement of defined expenses incurred by Apple in the course of providing services to the Founding Affiliated Practice plus a percentage of revenues. The Company believes the fees to be generated by each of these formulas will be reflective of the fair market value of the service provided and will be comparable to the fees earned by other management service companies in the respective jurisdictions where these arrangements will exist. In addition, with respect to two of the Founding Affiliated Practices, the service fees will be based on flat fees at levels negotiated between the Company and the applicable Founding Affiliated Practice and are subject to adjustment on an annual basis. The Company and the Founding Affiliated Practices have selected the type of Service Fee in each jurisdiction based on (i) the historical arrangements utilized by medical and dental professionals in that jurisdiction to contract for management services and (ii) applicable regulations in that jurisdiction governing medical and dental professionals. There can be no assurance, however, that the Service Fee used in a particular jurisdiction will comply with such regulations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Pursuant to each Service Agreement, the Company will, among other things,
(i) act as the exclusive manager and administrator of non-orthodontist services relating to the operation of the Founding Affiliated Practice, subject to matters reserved to the Founding Affiliated Practice, (ii) administer the billing of patients, insurance companies and other third-party payors and collect on behalf of the Founding Affiliated Practice the fees for professional orthodontic and other services and products rendered or sold by the Founding Affiliated Practice, (iii) provide, as necessary, clerical, accounting, payroll, legal, bookkeeping and computer services and personnel, information management, tax return information, printing, postage and duplication services and transcribing services, (iv) supervise and maintain custody of substantially all files and records, (v) provide facilities, equipment and furnishings for the Founding Affiliated Practice, (vi) prepare, in consultation with the Affiliated Practice, all annual capital and operating budgets, (vii) order and purchase inventory and supplies as reasonably requested by the Founding Affiliated Practice and (viii) implement, in consultation with the Founding Affiliated Practice, advertising programs.

     Under each Service Agreement, the applicable Founding Affiliated Practice retains the responsibility for, among other things, (i) hiring, compensating and supervising orthodontist employees and other licensed dental professionals, (ii) ensuring that orthodontists have the required licenses, credentials, approvals and other certifications appropriate to the performance of their duties and
(iii) complying with federal and state laws, regulations and ethical standards applicable to the practice of orthodontics. In addition, the Founding Affiliated Practice will be exclusively in control of all aspects of the practice of orthodontics and the provision of orthodontic services.

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
     During the term of the Service Agreement and, subject to certain exceptions and limitations, for a period of two years thereafter, the Founding Affiliated Practice and each of its orthodontist employees agrees not to compete with the Company or the other practices for which the Company provides management services within a specified geographic area. The Founding Affiliated Practice also agrees not to disclose certain confidential and proprietary information relating to the Company and the Affiliated Practices.

     The Founding Affiliated Practice is responsible for obtaining professional liability insurance for the employees of the Founding Affiliated Practice (and which will name the Company as an additional insured), and the Company is responsible for obtaining general liability and property insurance for the Founding Affiliated Practice.

     Upon termination of a Service Agreement, the Founding Affiliated Practice has the option to purchase and assume, and the Company has the option to require the Founding Affiliated Practice to purchase and assume, the assets and liabilities related to the Founding Affiliated Practice (with the assets being valued for those purposes at the fair market value thereof), except in certain circumstances where the Founding Affiliated Practice or the Company, as applicable, was in breach of the Service Agreement.

ORTHODONTIST EMPLOYMENT AGREEMENTS

     Each Affiliated Practice is a party to an employment agreement with each orthodontist associated with its practice (the "Orthodontist Employment Agreements"). Substantially all the Orthodontist Employment Agreements with orthodontists who will receive cash or Common Stock in the Acquisitions are for an initial term of five years, and continue thereafter on a year-to-year basis until terminated under the terms of the agreements.

COMPETITION

     The Company anticipates facing substantial competition from other companies to establish affiliations with additional orthodontic practices. The Company is aware of one public and two private practice management companies focused on orthodontics and several companies pursuing similar strategies in other segments of the health care industry (including dentistry). Certain of these competitors have greater financial and other resources than the Company (including more established trading histories for their shares of common stock, which may be used as currency in making acquisitions). Additional companies with similar objectives may enter the Company's markets and compete with the Company. In addition, the business of providing orthodontic services is highly competitive in each market in which the Company will operate. Each of the Founding Affiliated Practices faces local competition from other orthodontists, general dentists and pedodontists (dentists specializing in the care of children's teeth), some of whom have more established practices. Dentists are not restricted by law or any other governmental authority from providing orthodontic services. Management believes the increase in recent years of dentists providing orthodontic services has limited the growth of patient case starts performed by orthodontists. There can be no assurance that the Company or the Affiliated Practices will be able to compete effectively with their respective competitors, that additional competitors will not enter their markets or that additional competition will not have a material adverse effect on the Company.

EMPLOYEES

     As of May 22, 1997, the Company employed ten persons and upon consummation of the Acquisitions, the Company expects that it will have approximately 284 employees of which approximately 15 will be employed at the Company's headquarters and approximately 269 will be employed at the locations of the Founding Affiliated Practices. None of the Company's employees are represented by collective bargaining agreements. The Company has not experienced any work stoppages as a result of labor disputes and the Company considers its employee relations to be good.

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
LITIGATION AND INSURANCE

     The Affiliated Practices provide orthodontic services to the public and are exposed to the risk of professional liability and other claims. Such claims, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Although the Company does not control the practice of orthodontics by the Affiliated Practices, it could be asserted that the Company should be held liable for malpractice of an orthodontist employed by an Affiliated Practice. Each Affiliated Practice has undertaken to comply with all applicable regulations and legal requirements, and the Company maintains liability insurance for itself and it is anticipated that the Company will be named as an additional insured party on the liability insurance policies of the Affiliated Practices. The Founding Affiliated Practices have agreed to maintain comprehensive professional liability insurance, generally with limits of not less than $1.0 million per claim and with aggregate policy limits of not less than $3.0 million per orthodontist and, in the event a Founding Affiliated Practice employs more than one orthodontist, the Founding Affiliated Practices will maintain such insurance with a separate limit for claims against that Founding Affiliated Practice in an amount acceptable to Apple. There can be no assurance, however, that a future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs.

     On December 10, 1996, OCA filed a complaint in the United States District Court for the Eastern District of Louisiana against Apple, Dr. Vondrak, John G. Vondrak, P.C. and JGVAOI, alleging, among other things, misappropriation of trade secrets and certain breaches of a confidentiality agreement executed by Dr. Vondrak, on behalf of John Vondrak, P.C., in favor of OCA. While Apple is not a party to the confidentiality agreement, OCA has alleged that the Company should be bound by its terms as a result of the relationship between Dr. Vondrak and Apple (specifically, OCA has alleged that Dr. Vondrak and Apple are alter egos and, alternatively, that Dr. Vondrak was acting as Apple's agent when he executed the confidentiality agreement). OCA's complaint states that OCA is seeking monetary damages in excess of $75,000. The Company intends to vigorously defend against the claims made by OCA, which the Company believes, based on advice of counsel, are without merit.

     The Company is not currently a party to any other claims, suits or complaints relating to services and products provided by the Company or the Founding Affiliated Practices, although there can be no assurances that such claims will not be asserted against the Company in the future. The Company will become subject to certain pending claims as the result of successor liability in connection with the Acquisitions; however, it is the opinion of management that the ultimate resolution of those claims will not have a material adverse effect on the financial position or operating results of the Company.

     The Founding Affiliated Practices have maintained professional liability insurance coverage on a claims-made basis. Such insurance provides coverage for claims asserted when the policy is in effect regardless of when the events that caused the claim occurred. The Company intends to acquire similar coverage after the closing of the Acquisitions, since the Company, as a result of the Acquisitions, will in some cases succeed to the liabilities of the Founding Affiliated Practices. Therefore, claims may be asserted after the Acquisitions against the Company for events that occurred prior to the Acquisitions.

GOVERNMENT REGULATION

     The orthodontic services industry is regulated extensively at both the state and federal levels. Regulatory oversight includes, but is not limited to, considerations of fee-splitting, corporate practice of orthodontics and state insurance regulation.

  FEE-SPLITTING; CORPORATE PRACTICE OF ORTHODONTICS

     The laws of many states prohibit business corporations such as the Company from engaging in the practice of orthodontics or employing orthodontists to practice orthodontics and prohibit orthodontists from splitting fees with non-orthodontists. The specific restrictions against the corporate practice of orthodontics, as well as the interpretation of those restrictions by state regulatory authorities, vary from state to state. The restrictions are generally designed to prohibit a non-orthodontic entity (such as the Company) from controlling the professional assets of an orthodontic practice (such as patient records and payor contracts), employing orthodontists to practice orthodontics (or, in certain states, employing dental hygienists or orthodontic assistants), or controlling the content of an orthodontist's advertising or professional practice. Pursuant to the agreements entered into in connection with the Acquisitions, Apple will neither acquire any professional assets nor employ any orthodontists who will provide orthodontic services at any of the Founding Affiliated Practices' locations. Although John G. Vondrak, D.D.S., the Company's Chief Executive Officer, is the sole shareholder of JGVAOI, a Founding Affiliated Practice, it is not contemplated that he will be providing any orthodontic services at JGVAOI or any other Affiliated Practice. As provided in the Service Agreements, the Company does not control the practice of orthodontics or employ orthodontists to practice orthodontics. Moreover, in states in which it is prohibited, the Company does not employ orthodontic hygienists or orthodontic assistants. The Company provides management services to the Affiliated Practices, and believes that the management fees the Company charges for those services are consistent with the laws and regulations of the jurisdictions in which it operates. Therefore, the Company believes it would not be regarded as "owner," "operator" or "manager" of the Affiliated
Practices within the meaning of those terms under the state orthodontic practice acts and believes that its operations comply with the above-described laws to which it is subject.

     The laws of many states also prohibit orthodontists from sharing professional fees with non-orthodontic entities. There can be no assurance that a review of the Company's business relationships by courts or regulatory authorities will not result in determinations that could prohibit or otherwise adversely affect the operations of the Company or that the regulatory environment will not change, requiring the Company to reorganize or restrict its existing or future operations. The laws regarding fee-splitting and the corporate practice of orthodontics and their interpretation are enforced by regulatory authorities with broad discretion. There can be no assurance that the legality of the Company's business or its relationship with the Affiliated Practices will not be successfully challenged or that the enforceability of the provisions of any Service Agreement will not be limited.

     State dental boards do not generally interpret these prohibitions as preventing a non-orthodontic entity from owning non-professional assets used by an orthodontist in an orthodontic practice or providing management services to an orthodontist for a fee provided that the following conditions are met: a licensed dentist has complete control and custody over the professional assets; the non-orthodontic entity does not employ or control the orthodontists (or, in some states, orthodontic hygienists or orthodontic assistants); all orthodontic services are provided by a licensed dentist; licensed dentists have control over the manner in which orthodontic care is provided and all decisions affecting the provision of orthodontic care. State laws generally require that the amount of a management fee be reflective of the fair market value of the services provided by the management company and in certain states require that any management fee be a flat fee or cost-plus fee based on the cost of services performed by the Company. In general, the state orthodontic practice acts do not address or provide any restrictions concerning the manner in which companies account for revenues from an orthodontic practice subject to the above-noted restrictions relating to control over the professional activities of the orthodontic practice, ownership of the professional assets of an orthodontic practice and payments for management services. See "Risk Factors -- Government Regulation."

  STATE INSURANCE REGULATION

     Although the Company does not anticipate entering into managed care contracts, there are certain regulatory risks associated with the Company's role in negotiating and administering managed care contracts. The application of state insurance laws to other than various types of fee for service arrangements is an unsettled area of law and is subject to interpretation by regulators with broad discretion. As the Company or the Affiliated Practices contract with third-party payors, including self-insured plans, for certain non-fee for service basis arrangements, the Company may become subject to state insurance laws. Specifically, in some states, state insurance regulators may determine that the Company or an Affiliated Practice is engaged in the business of insurance because some of the managed care contracts to which an Affiliated Practice may become a party may contain capitation features. The Company is reviewing, and where appropriate modifying, the terms of certain of its capitation contracts to reduce the likelihood that they could be characterized as insurance contracts. In the event that the Company or an Affiliated Practice is determined to be engaged in the business of insurance, it could be required either to seek licensure as an insurance company or to change the form of the relationships with third-party payors and, as a result the Company's revenues may be adversely affected.

  HEALTH CARE REFORM PROPOSALS

     The United States Congress has considered various types of health care reform, including comprehensive revisions to the current health care system. It is uncertain what, if any, legislative proposals will be adopted in the future or what actions federal or state legislatures or third-party payors may take in anticipation of or in response to any health care reform proposals or legislation. Health care reform legislation could have a material adverse effect on the operations of the Company, and changes in the health care industry, such as the growth of managed care organizations and provider networks, may result in lower payment levels for the services of orthodontic practitioners and lower profitability for Affiliated Practices.

EXTENT OF PROTECTION OF PROPRIETARY RIGHTS

     Apple relies in part on trademark, service mark, trade dress, trade secret, unfair competition and copyright laws to protect its intellectual property rights. There can be no assurance that the actions that have been taken by the Company will be adequate to protect its intellectual property rights from misappropriation by others, that the Company's proprietary information will not become known to competitors, that others will not independently develop substantially equivalent or better intellectual properties that do not infringe on the Company's intellectual property rights or that others will not assert rights in, and ownership of, proprietary rights of the Company. Furthermore, the Company's rights to its "APPLE ORTHODONTIX" common law service mark may be limited in market areas where a similar trademark or service mark may already be in use. The Company has not applied for or obtained any registrations of its trademarks or service marks. The Company is aware of several other businesses that utilize an "APPLE" service mark in connection with the provision of general dental services, some of which have obtained federal or state trademark registrations. The Company is aware of only one other orthodontic practice in the United States that utilizes a service mark similar to the Company's, and that practice is not located in a market where any of the Founding Affiliated Practices' offices are located.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information concerning the Company's directors, the executive officers and key employees of the Company (ages are as of March 31, 1997):

                     NAME                         AGE                         POSITION
-----------------------------------------------   ---    ---------------------------------------------------
John G. Vondrak, D.D.S.........................   56     Chairman of the Board and Chief Executive Officer
Robert J. Syverson.............................   48     President and Chief Operating Officer
Michael W. Harlan..............................   36     Vice President and Chief Financial Officer
H. Steven Walton...............................   39     Vice President of Business Development
                                                           and General Counsel
W. Daniel Cook.................................   41     Chief Administrative Officer and a Director
LeeAnn Peniche*................................   36     Vice President of Marketing and Training
William W. Sherrill............................   70     Director
Wm. Randol Womack, D.D.S.*.....................   58     Director of Business Development
Charles W. Sommer*.............................   32     Controller

------------

* Key Employee

     The executive officers of the Company are elected annually by the Board of Directors of the Company and serve at the discretion of the Board.

     JOHN G. VONDRAK, D.D.S. has been Chairman of the Board of Directors and Chief Executive Officer of the Company since October 1996 and has served as a director of the Company since July 1996. Dr. Vondrak has been the President and sole shareholder of JGVAOI, one of the Founding Affiliated Practices, for more than the past five years. Dr. Vondrak is a licensed dentist, a graduate of an American Dental Association accredited orthodontic program and has maintained a private orthodontic practice for over 24 years. He is a member of the American Association of Orthodontists and the Southwest Society of Orthodontists and has served as President of the New Mexico Orthodontic Society (1979).

     ROBERT J. SYVERSON has been President of the Company since November 1996 and Chief Operating Officer of the Company since October 1996. From July 1996 through October 1996, Mr. Syverson served as a consultant to the Company on operational and financial matters. From February 1979 through April 1996, Mr. Syverson held various executive positions in the finance operations and sales departments of "A" Company Orthodontics, a manufacturer and supplier of orthodontic materials. Positions included Vice President of Finance, Vice President of Operations, Vice President International Sales and most recently, Executive Vice President Sales. "A" Company Orthodontics was an affiliate of Johnson & Johnson from April 1982 through June 1994. Prior thereto, Mr. Syverson held various positions with Coopers & Lybrand as a certified public accountant, where he was a manager from July 1977 through January 1979.

     MICHAEL W. HARLAN has been Vice President and Chief Financial Officer of the Company since March 1997. From December 1996 to February 1997, Mr. Harlan served as a consultant to the Company on financial and accounting matters. From April 1991 through December 1996, Mr. Harlan held various positions in the finance and acquisition departments of Sanifill, Inc., an international environmental services company, where he had been the Treasurer since September 1993. While at Sanifill, Inc., Mr. Harlan participated in over 100 acquisitions and was actively involved in raising in excess of $500 million of public and private capital. From May 1982 through April 1991, Mr. Harlan held various positions in the tax and corporate financial consulting services division of Arthur Andersen LLP, where he had been a manager since July 1986. Mr. Harlan is a certified public accountant.

     H. STEVEN WALTON is Vice President of Business Development and General Counsel. Mr. Walton served as Vice President -- Government Affairs and General Counsel of Sanifill, Inc., an international environmental services company, from June 1994 to August 1996. Sanifill was acquired by USA Waste Services, Inc. in August 1996, and Mr. Walton served as Vice President -- Business Development for USA Waste from August 1996 to March 1997. Before joining Sanifill, Mr. Walton was Senior Vice President and General Counsel of Catalyst Energy Corporation, an independent power company, and Of Counsel to the law firm Blackwell, Sanders, Matheny, Weary & Lombardi, Kansas City, Missouri.

     W. DANIEL COOK has served as a director of the Company since October 1996 and as Chief Administrative Officer since February 1997. From December 1996 to January 1997 Mr. Cook served as a consultant to the Company on various legal matters. Prior thereto he was a partner at the law firm of Breard, Raines & Cook, P.L.L.C. (1996 to 1997) and was associated with the law firm of Page, Mannio, Peresich, Dickinson & McDermott, P.L.L.C. (1991 to 1995).

     LEEANN PENICHE is Vice President of Marketing and Training of the Company. From September 1996 to February 1997, Ms. Peniche served as a consultant to the Company on various practice development matters. In July 1989, Ms. Peniche founded Peniche & Associates, Inc., a consulting firm specializing in the development and implementation of practice development techniques for orthodontic practices throughout North America, where she has served as its President from inception to the date of this Prospectus. Ms. Peniche has entered into a three-year employment agreement with the Company. From June 1978 until July 1989, Ms. Peniche held various positions within several orthodontic clinics, including dental assistant and office manager. From January 1985 until September 1991, Ms. Peniche was on the faculty of Paradigm Practice Management Company, where she specialized in training orthodontists and their staff in practice development activities. Ms. Peniche is a frequent lecturer with the American Association of Orthodontics, the Pacific Coast Orthodontic Society and numerous other private orthodontic societies. Ms. Peniche is a Registered Dental Assistant, specializing in orthodontics.

     WILLIAM W. SHERRILL has served as a director of the Company since October 1996. He is an Executive Professor at the University of Houston College of Business Administration and is the Director for the University of Houston's Conn Center for Entrepreneurship & Innovation. Mr. Sherrill was formerly the principal of William W. Sherrill, Financial Consultants from 1974 to 1981. From 1971 to 1974, Mr. Sherrill served as the President of Associates Corporation of North America and was a director of Gulf and Western Industries, Inc. Before joining Associates Corporation, he was appointed by the President of the United States in 1967, and confirmed by the U.S. Senate, to fill an unexpired term as Governor of the Federal Reserve Board in Washington D.C. Mr. Sherrill was reappointed by the President, and again confirmed by the Senate, to a full 14-year term on the Board of Governors. Prior to his Federal Reserve appointment, he was the Director of the Federal Deposit Insurance Corporation, being appointed by the President, and confirmed by the Senate, to the FDIC's three-member Board of Directors. Before joining the FDIC, he was President and Chief Operating Officer of the Homestead Bank, Houston, Texas, from 1963 to 1966. Mr. Sherrill is being appointed to the Company's Board of Directors pursuant to the provisions of a funding agreement between Apple and TriCap. This funding agreement terminated pursuant to its terms upon completion of the IPO. See "Certain Transactions -- Agreements with TriCap."

     WM. RANDOL WOMACK, D.D.S., has been Director of Business Development since March 1997. From December 1996 to February 1997, Dr. Womack has served as a consultant to the Company. Prior thereto, Dr. Womack practiced orthodontics beginning in 1966 in Clovis, New Mexico, with a satellite practice in Tucumari, New Mexico, and subsequently established a practice in Phoenix, Arizona, where he has practiced orthodontics since 1972.

     CHARLES W. SOMMER has been Controller of the Company since March 1997. From January 1997 to February 1997, Mr. Sommer served as a consultant to the Company on various accounting matters. From February 1996 through January 1997, Mr. Sommer was the Corporate Controller of COREStaff, Inc., a publicly traded, national provider of temporary services, which has grown through acquisitions since its inception. From November 1993 through February 1996, Mr. Sommer was assistant corporate controller of Sanifill, Inc., where he was responsible for Commission reporting and financial due diligence on acquisitions. From July 1986 through November 1993, Mr. Sommer held various positions in the audit division of Arthur Andersen LLP, where he had been a manager since July 1990. Mr. Sommer is a certified public accountant.

BOARD OF DIRECTORS

     The Board of Directors of the Company currently is composed of three directors. The Company intends to expand the Board of Directors shortly after the IPO to add two additional directors, neither of whom will be affiliated with the Company or its affiliates. The Board of Directors will be divided into three classes with two directors in each class, with the term of one class expiring at the annual meeting of stockholders in each year, commencing 1998. At each annual meeting of stockholders, directors of the class the term of which then expires will be elected by the holders of the Common Stock to succeed those directors whose terms are expiring.

     There are three committees of the Board: Audit, Compensation and Executive. The members of the Audit and Compensation Committees are not employees of the Company.

     Directors who are employees of the Company do not receive additional compensation for serving as directors. Each director who is not an employee of the Company will receive a fee of $2,000 for attendance at each Board of Directors meeting and $1,000 for each committee meeting (unless held on the same day as a Board of Directors meeting) and an initial grant of nonqualified options to purchase 10,000 shares of Common Stock. See " -- 1996 Stock Option Plan." All directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacity as directors of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid by the Company during the fiscal year 1996 for its Chairman of the Board and Chief Executive Officer.

                                           ANNUAL
                                        COMPENSATION
                NAME                       SALARY
-------------------------------------   -------------
John G. Vondrak, D.D.S. .............      $75,000(1)

------------

(1) Dr. Vondrak received no cash bonus or other form of annual compensation other than salary during 1996.

     Apple was incorporated in July 1996 and has not conducted any operations prior to May 29, 1997 other than in connection with the IPO and the Acquisitions. The Company anticipates that during 1997 its most highly compensated executive officers will be Dr. Vondrak and Messrs. Syverson, Harlan, Walton and Cook (the "Named Executive Officers"), each of whom has entered into an employment agreement providing for an annual salary of $180,000, $150,000, $130,000, $130,000 and $120,000, respectively, and providing that they be full-time employees of Apple. See " -- Employment Agreements."

     In addition to base salary, the Named Executive Officers through their employment agreements are eligible for bonuses based on earnings performance of the Company, and Mr. Walton is entitled to receive certain commissions upon the consummation of future acquisitions.

     In April 1997, the Company granted options to purchase 135,000 shares, 100,000 shares, 90,000 shares, 161,850 shares and 70,000 shares of Common Stock to Dr. Vondrak, Mr. Syverson, Mr. Harlan, Mr. Walton and Mr. Cook, respectively, under the Company's 1996 Stock Option Plan, exercisable at the initial public offering price per share set forth on the cover page of this Prospectus. Such options will expire in April 2007 and will vest, with respect to all but one option to acquire 76,850 shares granted to Mr. Walton, as to 25% of the underlying shares on the date the Offering is consummated and with respect to the remaining underlying shares on the next three anniversaries of such date in 25% increments. With respect to the option to acquire 76,850 shares granted to Mr. Walton, such option vests as to 50% of the underlying shares on the date the Offering is consummated and as to the remaining underlying shares on the first anniversary of such date. See "-- 1996 Stock Option Plan."

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Dr. Vondrak and Messrs. Syverson, Harlan, Walton and Cook. The following summary of these agreements does not purport to be complete and is qualified by reference to such agreements, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Each of these agreements provides for an annual base salary in an amount not less than the initial specified amount and entitles the employee to participate in all the Company's compensation plans (as defined) in which other executive officers of the Company participate. Each of these agreements also has a continuous three-year term subject to the right of the Company and the employee to terminate the employee's employment at any time. If the employee's employment is terminated by the Company without cause (as defined) or by the employee with good reason (as defined), the employee will be entitled, during each of the years in the three-year period beginning on the termination date, to (i) periodic payments equal to his average annual cash compensation (as defined) from the Company, including bonuses, if any, during the two years (or such shorter period of employment) preceding the termination date, and (ii) continued participation in all the Company's compensation plans (other than the granting of new awards under the 1996 Stock Option Plan or any other performance-based plan). Except in the case of a termination for cause, any stock options previously granted to the employee under the Incentive Plan that have not been exercised and are outstanding as of the time immediately prior to the date of his termination will remain outstanding (and continue to become exercisable pursuant to their respective terms) until exercised or the expiration of their term, whichever is earlier. If a change of control (as defined) of the Company occurs, the employee will be entitled to terminate his employment at any time during the 365-day period following that change of control and receive a lump-sum payment equal to three times his highest annual base salary under the agreement (plus such amounts as may be necessary to hold the employee harmless from the consequences of any resulting excise or other similar purpose tax relating to "parachute payments" under the Internal Revenue Code of 1986, as amended (the "Code")). Each employment agreement contains a covenant limiting the employee's right to compete against the Company for a period of one year following termination of employment.

     Each Founding Affiliated Practice will enter into an employment agreement with its orthodontist employees. See "Business -- Orthodontist Employment Agreements."

1996 STOCK OPTION PLAN

     In December 1996, the Board of Directors adopted, and the stockholders of the Company approved, the 1996 Stock Option Plan. The purpose of the 1996 Stock Option Plan is to provide employees, non-employee directors, advisors and orthodontists with practice management contracts with the Company or a subsidiary with additional incentives by increasing their proprietary interest in the Company. The Company has reserved 1,000,000 shares of Common Stock for use in connection with the 1996 Stock Option Plan (which includes 743,000 shares subject to options previously granted). Beginning with the Company's first fiscal quarter after the closing of the IPO and continuing each fiscal quarter thereafter, the number of shares available for use in connection with the 1996 Stock Option Plan will be the greater of 1,000,000 or 12% of the number of shares of Common Stock outstanding on the last day of the preceding calendar quarter.

     The 1996 Stock Option Plan provides for the grant of incentive stock options ("ISOs"), as defined in Section 422 of the Code, and nonqualified stock options (collectively, "Awards"). Following the consummation of the IPO, the 1996 Stock Option Plan will be administered by the Compensation Committee of the Board of Directors, which will be comprised of not less than two members of the Board of Directors (the "Committee"). Prior to the consummation of the IPO, the 1996 Stock Option Plan had been administered by the Company's full Board of Directors. The Committee has, subject to the terms of the 1996 Stock Option Plan, the sole authority to grant Awards under the 1996 Stock Option Plan, to interpret the 1996 Stock Option Plan and to make all other determinations necessary or advisable for the administration of the 1996 Stock Option Plan.

     All of the Company's employees, non-employee directors, advisors and orthodontists with practice management contracts with the Company or a subsidiary are eligible to receive Awards under the 1996 Stock Option Plan, but only employees of the Company are eligible to receive ISOs. Awards will be exercisable during the period specified in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be designated by the Committee. Notwithstanding the provisions of any option agreement, options will become immediately exercisable in the event of certain events including certain merger or consolidation transactions and changes in control of the Company. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of Common Stock).

     The exercise price for ISOs granted under the 1996 Stock Option Plan may be no less than the fair market value of the Common Stock on the date of grant (or 110% of the fair market value in the case of ISOs granted to employees owning more than 10% of the Common Stock). The per share exercise price for nonqualified options granted under the 1996 Stock Option Plan will be in the discretion of the Committee, but may not be less than the fair market value of a share of Common Stock on the date of grant.

     There are generally no federal income tax consequences upon the grant of an option under the 1996 Stock Option Plan. Upon exercise of a nonqualified option, the optionee generally will recognize ordinary income in the amount equal to the difference between the fair market value of the option shares at the time of exercise and the exercise price, and the Company is generally entitled to a corresponding tax deduction. When an optionee sells shares issued upon the exercise of a non-qualified stock option, the optionee realizes short-term or long-term capital gain or loss, depending on the length of the holding period, but the Company is not entitled to any tax deduction in connection with such sale.

     An optionee will not be subject to federal income taxation upon the exercise of ISOs granted under the 1996 Stock Option Plan, and the Company will not be entitled to a federal income tax deduction by reason of such exercise. A sale of shares of Common Stock acquired upon exercise of an ISO that does not occur within one year after the date of exercise or within two years after the date of grant of the option generally will result in the recognition of long-term capital gain or loss by the optionee in an amount equal to the difference between the amount realized on the sale and the exercise price, and the Company is not entitled to any tax deduction in connection therewith. If a sale of shares of Common Stock acquired upon exercise of an ISO occurs within one year from the date of exercise of the option or within two years from the date of the option grant (a "disqualifying disposition"), the optionee generally will recognize ordinary income equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise of the options over the exercise price or (ii) the excess of the amount realized on the sale of the shares over the exercise price. Any amount realized on a disqualifying disposition in excess of the amount treated as ordinary income will be long-term or short-term capital gain, depending upon the length of time the shares were held. The Company generally will be entitled to a tax deduction on a disqualifying disposition corresponding to the amount of ordinary income recognized by the optionee.

     The Company has (i) outstanding options to purchase a total of approximately 743,000 shares of Common Stock under the 1996 Stock Option Plan and (ii) options to purchase 257,000 additional shares available for grant under the 1996 Stock Option Plan.

     Each nonemployee director automatically will be granted nonqualified stock options ("NSOs") to purchase 10,000 shares of Common Stock. In addition, on the first business day of the month following the date on which each annual meeting of the Company's stockholders is held (each an "Annual Director Award Date"), each nonemployee director automatically will be granted NSOs to purchase 5,000 shares of Common Stock. Any person who first becomes a nonemployee director after the date the Offering closes otherwise than by election at an annual meeting of stockholders automatically will be granted, on the date of his or her election, NSOs to purchase 10,000 shares of Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to December 1996, the Company did not have a Compensation Committee, and executive compensation has been set by the Company's Board of Directors.

                              CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

     The following table provides certain information concerning the issuance of the outstanding shares of Class B Stock, which the Company issued on October 11, and December 9, 1996:

                                         DATE OF    NUMBER OF     PURCHASE PRICE
                NAME                    ISSUANCE     SHARES          PER SHARE
-------------------------------------   ---------  -----------    --------------
John G. Vondrak, D.D.S. .............   10-11-96     1,358,782         $.001
TriCap Funding I, L.L.C. ............   10-11-96     1,373,498         $.001
Robert J. Syverson...................   10-11-96       130,809         $.001
W. Daniel Cook.......................   10-11-96       171,687         $.001
Michael W. Harlan....................   12- 9-96        76,850         $.001

     All outstanding shares of Class B Stock are convertible into shares of Common Stock under certain circumstances. See "Description of Capital
Stock -- Common Stock and Class B Stock." The purchase prices paid for the foregoing shares of capital stock were the fair market value on the date of issuance as determined by the Board of Directors.

     Apple entered into agreements with Messrs. Syverson, Harlan and Cook pursuant to which the Company sold to such officers 130,809 shares, 76,850 shares and 171,687 shares of Class B Stock, respectively, at the purchase price per share set forth in the foregoing table. Each holder of such shares is entitled to all rights of ownership of Common Stock, including the right to vote and receive dividends, subject to certain restrictions set forth in a subscription agreement entered into by the Company and each such holder (each a "Subscription Agreement"). Each Subscription Agreement provides that, until the restrictions affecting such shares lapse, the holder may not sell, transfer, pledge or otherwise dispose of the shares subject to the agreement. Each Subscription Agreement also provides that, in the event of the termination of the employment of such holder (other than as a result of termination without cause, death, disability or a change in control of the Company), the Company shall have the right to repurchase any shares with respect to which the restrictions imposed by the Subscription Agreement have not lapsed at the price per share paid by the executive officer.

     With respect to Messrs. Syverson and Harlan, the Subscription Agreements provide that the restrictions lapsed with respect to 50% of each holder's shares upon consummation of the IPO and that the restrictions on such holder's remaining shares will lapse on May 29, 1998. The Subscription Agreement between Apple and Mr. Cook provides that the restrictions lapsed immediately upon issuance with respect to approximately 24% of his shares and with respect to approximately 38% of his shares on May 29, 1997, and that the restrictions on his remaining shares will lapse on May 29, 1998.

     In connection with the Acquisition of JGVAOI, Dr. Vondrak received approximately 259,981 shares of Common Stock and $455,000, and entered into a Service Agreement providing for service fee payments to the Company. See "Business -- Service Agreements." Additionally, TriCap incurred $400,000 of expenses in connection with the Acquisitions and the IPO, and advanced to the Company $2.6 million to fund transaction costs in exchange for the reimbursement of such expenses and the repayment of such advances plus accrued interest (at the prime rate announced by NationsBank of Texas, N.A. plus .25%) from the proceeds of the IPO. The Company has used $230,000 of the funds advanced to it by TriCap to reimburse JGVAOI for a portion of the organizational expenses of Apple incurred by JGVAOI. The Company has reimbursed JGVAOI an additional $70,000 from the proceeds of the IPO to repay the remainder of such expenses. See "Risk Factors -- Control By Existing Management and Stockholders; Potential Conflicts of Interest" and "Use of Proceeds."

AGREEMENTS WITH TRICAP AND TRICAP PARTNERS

     TriCap Partners, an affiliate of TriCap co-owned by Mr. Sherrill, was the exclusive financial advisor to Apple pursuant to a consulting agreement with a term that extended through May 29, 1997. Pursuant to the consulting agreement Apple paid TriCap Partners (i) $500,000 upon consummation of the IPO and (ii) a warrant to purchase 180,000 shares of Common Stock with an exercise price per share of $7.00. In connection with the warrant, the Company granted TriCap Partners certain demand and piggyback registration rights. See "Shares Eligible for Future Sale."

     Pursuant to a funding agreement between TriCap and Apple, TriCap advanced to Apple approximately $2.6 million to fund transaction costs in connection with the Acquisitions and the IPO. These advances together with expenses of approximately $400,000 incurred by TriCap on behalf of the Company were repaid with proceeds from the IPO. The funding agreement terminated pursuant to its terms on May 29, 1997. See "Use of Proceeds." In connection with this agreement, Apple granted TriCap and Dr. Vondrak certain piggyback registration rights. See "Shares Eligible For Future Sale."

     TriCap purchased 400,000 shares of Common Stock in IPO. See "Security Ownership of Certain Beneficial Owners and Management" and "Underwriting."

COMPANY POLICY

     It is anticipated that future transactions with affiliates of the Company will be minimal, will be approved by a majority of the disinterested members of the Board of Directors and will be made on terms no less favorable to the Company than could be obtained from unaffiliated third parties. The Company does not intend to incur any further indebtedness to, or make any loans to, any of its executive officers, directors or other affiliates.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows, as of June 1, 1997, information respecting the "beneficial owners" (as defined by the Commission) of more than 5% of the Common Stock and Class B Stock, each director, each executive officer, and all executive officers and directors of the Company as a group.

                                              NUMBER OF SHARES BENEFICIALLY OWNED(1)
                                        ---------------------------------------------------
                                        COMMON        PERCENT OF     CLASS B     PERCENT OF
                NAME                     STOCK          CLASS         STOCK        CLASS
-------------------------------------   -------       ----------   -----------   ----------
TriCap Funding I, L.L.C. ............   400,000           6.3%       1,373,498      41.0%
  One West Loop South, Suite 100
  Houston, Texas 77027
John G. Vondrak, D.D.S...............   343,731(2)(3)     5.4%       1,293,377      38.6%
W. Daniel Cook.......................    17,500(3)          *          171,687       5.1%
Robert J. Syverson...................    25,000(3)          *          130,809       3.9%
Michael W. Harlan....................    22,500(3)          *           76,850       2.3%
H. Steven Walton.....................    61,175(3)          *
William W. Sherrill..................   183,125(3)(4)     2.8%         --          --
All executive officers and directors
  as a group
  (6 persons)........................   653,031(3)(4)     9.0%       1,672,723      50.0%

------------
 *  less than 1%.

(1) Shares shown in the above table do not include shares that could be acquired upon exercise of currently outstanding stock options which do not vest within 60 days of June 1, 1997.

(2) Includes 259,981 shares issued in connection with the acquisition of JGVAOI.

(3) Includes shares that may be acquired pursuant to outstanding options within 60 days of June 1, 1997: 33,750 shares in the case of Dr. Vondrak; 17,500 shares in the case of Mr. Cook; 25,000 shares in the case of Mr. Syverson; 22,500 shares in the case of Mr. Harlan; 3,125 shares in the case of Mr. Sherrill; 59,675 shares in the case of Mr. Walton; and 161,550 shares in the case of all executive officers and directors as a group.

(4) Includes 180,000 shares that may be acquired pursuant to an outstanding warrant within 60 days of June 1, 1997 held of record by TriCap Partners, which Mr. Sherrill co-owns.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 25,000,000 shares of Class A Common Stock, par value $0.001 per share, 4,106,852 shares of Class B Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). At June 1, 1997, 3,347,084 shares of Class B Stock were issued and outstanding, 6,376,483 shares of Common Stock were issued and outstanding, and no shares of preferred stock of the Company were issued and outstanding. The following summary is qualified in its entirety by reference to the Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK AND CLASS B COMMON STOCK

     Holders of the Class B Stock have the ability to elect as a class one member of the Board of Directors and the holders of the Common Stock will have the ability to elect as a class all other members of the Board of Directors. In the event of a change in the number of directors, holders of Class A Common Stock have the ability to elect at least 80% of the Board of Directors (rounded up to the nearest whole number) elected by the holders of Common Stock and, subject to the rights of the holders of any series of preferred stock, the holders of the Class B Common Stock will have the right to elect the remaining directors. The Common Stock and Class B Stock possess ordinary voting rights and vote together as a single class in respect of all other corporate matters, and, in connection therewith, holders of shares of Common Stock are entitled to one vote per share and holders of shares of Class B Stock are entitled to three-tenths ( 3/10ths) of a vote per share. The Common Stock and Class B Stock afford no cumulative voting rights, and the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock and Class B Stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The holders of Common Stock and Class B Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. The Company intends that all future dividends, if any, declared on, or distributions with respect to, its shares of Common Stock and Class B Stock will be paid on a pro rata basis to the holders of such shares. See "Dividend Policy" for information regarding the Company's dividend policy.

     Directors may be removed, with or without cause, by the holders of the class or classes of stock that elected them. Directors may be removed by the Board of Directors only for cause. Vacancies in a directorship may be filled by the vote of the class or classes of shares that had previously filled that vacancy, or by the remaining directors or director elected by such class or classes; however, if there are no such directors, the vacancy may be filled by the other directors.

     Each share of Class B Stock will automatically convert to Common Stock on a share-for-share basis (i) in the event of a disposition of such share of Class B Stock by the holder thereof (excluding dispositions to such holder's affiliates), (ii) in the event any person not affiliated with Apple acquires beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company, (iii) in the event any person not affiliated with Apple offers to acquire 15% or more of the outstanding shares of capital stock of the Company, (iv) in the event the holder of such share elects to so convert at any time after the second anniversary of the date of this Prospectus, (v) on the fifth anniversary of the date of this Prospectus or (vi) in the event the holders of a majority of the outstanding shares of Common Stock approve such conversion. In addition, the Company may elect to convert any outstanding shares of Class B Stock into shares of Common Stock in the event 80% or more of the outstanding shares of Class B Stock as of the date of this Prospectus have previously been converted into shares of Common Stock.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the holders of Common Stock.

     Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For example, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

STATUTORY BUSINESS COMBINATION PROVISION

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

OTHER MATTERS

     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors and executive officers providing for indemnification with respect to certain matters.

     The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Certificate of Incorporation and Bylaws provide that special meetings of the stockholders can be called only by the Chairman of the Board, the President or a majority of the Board of Directors.

     The Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors serving for staggered terms. As a result, it is currently contemplated that approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling interest. See "Management -- Directors, Executive Officers and Key Employees."

     The Certificate of Incorporation provides that the number of directors shall be as determined by the Board of Directors from time to time, but shall not be less than three. It also provides that directors may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the Certificate of Incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

STOCKHOLDER PROPOSALS

     The Company's Bylaws contain provisions (i) requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders and (ii) establishing certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder
(i) in the event of business to be brought by a stockholder before an annual meeting, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the seventh day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws. The foregoing summary is qualified in its entirety by reference to the Company's Bylaws, which are included as an exhibit to the Registration Statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The Company has outstanding (i) 6,376,483 shares of Common Stock of which the 2,702,500 shares sold in the IPO are freely tradeable without restriction or further registration under the Securities Act, except for those held by "affiliates" (as defined in the Securities Act) of the Company, which shares will be subject to the resale limitations of Rule 144 under the Securities Act, and (ii) 3,347,084 shares of Class B Stock. The remaining shares of Common Stock and all of the outstanding shares of Class B Stock are deemed "restricted securities" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon exemptions under the Securities Act, and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 promulgated under the Securities Act as described below.

     In general, under Rule 144 as amended effective April 29, 1997, if a minimum of one year has elapsed since the later of the date of acquisition of restricted securities from the issuer or from an affiliate of the issuer, the acquirer or subsequent holder would be entitled to sell within any three-month period a number of those shares that does not exceed the greater of one percent of the number of shares of such class of stock then outstanding or the average weekly trading volume of the shares of such class of stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the issuer. In addition, if a period of at least two years has elapsed since the later of the date of acquisition of restricted securities from the issuer or from any affiliate of the issuer, and the acquirer or subsequent holder thereof is deemed not to have been an affiliate of the issuer of such restricted securities at any time during the 90 days preceding a sale, such person would be entitled to sell such restricted securities under Rule 144(k) without regard to the requirements described above. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof. The Commission has proposed certain amendments to Rule 144 that would, among other things, eliminate the manner of sale requirements and revise the notice provisions of that rule. The SEC has also solicited comments on other possible changes to Rule 144, including possible revisions to the one- and two-year holding periods and the volume limitations referred to above.

     As of February 28, 1997, options to purchase an aggregate of approximately 743,000 shares of Common Stock were outstanding under the Company's 1996 Stock Option Plan. See " Management -- 1996 Stock Option Plan." In general, pursuant to Rule 701 under the Securities Act, any employee, officer or director of, or consultant to, the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell such shares without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144, and permit affiliates to sell such shares without compliance with the holding period provisions of Rule 144, in each case commencing 90 days after the date of this Prospectus. A total of 20,000 shares of Common Stock will be eligible for resale pursuant to Rule 701 (upon exercise of options) 90 days following the date of this Prospectus (although the holders of those shares have agreed not to offer or sell any of those shares during the 180-Day Lockup Period). In addition, the Company intends to file a registration statement covering the 980,000 additional shares issuable upon exercise of stock options that may be granted in the future under the 1996 Stock Option Plan, in which case such shares of Common Stock generally will be freely tradable by non-affiliates in the public market without restriction under the Securities Act.

     The Company, its executive officers and directors, TriCap and the persons who acquired shares of Common Stock in connection with the Acquisitions have agreed not to offer, sell, contract to sell, grant any option or other right for the sale of, or otherwise dispose of any shares of Common Stock or any securities, indebtedness or other rights exercisable for or convertible or exchangeable into Common Stock owned or acquired in the future in any manner prior to the expiration of 180 days after May 22, 1997 (the "180-Day Lockup Period") without the prior written consent of Bear, Stearns & Co. Inc., except that the Company may issue, subject to certain conditions, Common Stock in connection with acquisitions and may grant

Awards (or Common Stock upon exercise of Awards) under the 1996 Stock Option Plan. These restrictions will be applicable to any shares acquired by any of those persons in the Offering or otherwise during the 180-Day Lockup Period. In addition, the holders of the shares of Common Stock acquired in connection with the Acquisitions have agreed with the Company that they generally will not sell, transfer or otherwise dispose of any of their shares for one year following May 29, 1997. Substantially all the outstanding shares of Class B Stock will become eligible for resale pursuant to Rule 144 in October 1997.

     In connection with the Acquisitions, the Company entered into a registration rights agreement with former stockholders of the Founding Affiliated Practices (the "Registration Rights Agreement"), which provide certain registration rights with respect to the Common Stock issued to such stockholders in the Acquisitions. The Registration Rights Agreement provides the holders of Common Stock subject to the agreement with the right in the event the Company proposes to register under the Securities Act any Common Stock for its own account or for the account of others at any time through November 2001, subject to certain exceptions, to require the Company to include shares owned by them in the registration. In addition, pursuant to separate registration rights agreements with TriCap, Dr. Vondrak and TriCap Partners, TriCap, Dr. Vondrak and TriCap Partners have the right, in the event the Company proposes to register under the Securities Act any Common Stock for its own account or for the account of others at any time through November 2001, subject to certain exceptions, to require the Company to include shares owned by them in the registration. Furthermore, the registration rights agreement to which TriCap Partners is a party provides for a single demand registration right pursuant to which Apple will file a registration statement under the Securities Act to register the sale of the shares issuable to TriCap Partners on exercise of the warrant described under "Certain Transactions -- Agreements with TriCap." The demand request may be made at any time before May 31, 2002, subject to certain conditions and limitations.

     In the case of each registration rights agreement described above, the Company is generally required to pay the costs associated with such an offering other than underwriting discounts and commissions and transfer taxes attributable to the shares sold on behalf of the selling stockholders. Each registration rights agreement provides that the number of shares of Common Stock that must be registered on behalf of the selling stockholders is subject to limitation if the managing underwriter determines that market conditions require a limitation. Under each agreement, the Company will indemnify the selling stockholders thereunder, and such stockholders will indemnify the Company, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

     Prior to the IPO, there has been no established public market for the Common Stock. No prediction can be made of the effect, if any, that sales of shares under Rule 144, or otherwise, or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time after the IPO. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, or otherwise, because such amount will depend on the trading volume in, and market price for, the Common Stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock of the Company. See
"Underwriting."

     The 2,000,000 shares of Common Stock issuable pursuant to this Offering generally will be freely tradable after their issuance by persons not affiliated with the Company unless the Company contractually restricts their sale. The Company anticipates that the agreements entered into in connection with its future acquisitions will contractually restrict the resale of all or a portion of the shares issued in those transactions for varying periods of time.

                              PLAN OF DISTRIBUTION

THE COMPANY

     This Prospectus covers the offer and sale of up to 2,000,000 shares of Common Stock, which the Company may issue from time to time in connection with the future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act or as otherwise permitted under the Securities Act.

     The Company expects that the terms upon which it may issue the shares will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are acquired. It is expected that the shares that are issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated.

GENERAL

     All expenses of this Offering will be paid by the Company. No underwriting discounts or commissions will be paid in connection with the issuance of shares by the Company in business combination transactions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an Underwriter within the meaning of the Securities Act.

     The shares of Common Stock offered hereunder will be included on The American Stock Exchange, but may be subject to certain contractual holding period restrictions.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by H. Steven Walton, General Counsel of the Company.

                                    EXPERTS

     The financial statements of Apple Orthodontix, Inc. as of December 31, 1996 and for the period from inception, July 15, 1996, through December 31, 1996 included in this Prospectus and appearing elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which is included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all exhibits, schedules and amendments relating thereto, the "Registration Statement") with respect to the Common Stock offered hereby.
This Prospectus, filed as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement accurately describe the material provisions of such document and are qualified in their entirety by reference to such exhibits for complete statements of their provisions.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. All of these documents may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can also be obtained from the Commission at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, shares of the Common Stock of the Company are quoted on The American Stock Exchange and such reports, proxy statements and other information may be inspected at 86 Trinity Place, New York, New York 10006-1881.

                         INDEX TO FINANCIAL STATEMENTS

                                        PAGE
                                        ----

FINANCIAL STATEMENTS OF APPLE
ORTHODONTIX, INC.

     Report of Independent Public
      Accountants....................    F-2

     Balance Sheets..................    F-3

     Statements of Operations........    F-4

     Statements of Changes in
      Stockholders' Equity
      (Deficit)......................    F-5

     Statements of Cash Flows........    F-6

     Notes to Financial Statements...    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Apple Orthodontix, Inc.:

     We have audited the accompanying balance sheet of Apple Orthodontix, Inc., a Delaware corporation, as of December 31, 1996, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the period from inception, July 15, 1996, through December 31, 1996, as restated, see Note 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apple Orthodontix, Inc., as of December 31, 1996, and the results of its operations and its cash flows for the period from inception, July 15, 1996, through December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
February 28, 1997
  (except as discussed in Notes 1 and 2,
  as to which the date is May 22, 1997)

                            APPLE ORTHODONTIX, INC.
                                 BALANCE SHEETS

                                           DECEMBER 31,       MARCH 31,
                                               1996             1997
                                          ---------------  ---------------
                                                             (UNAUDITED)
ASSETS
Cash and cash equivalents...............  $        21,254  $     --
Long-term assets:
     Property and equipment.............        --                 165,358
     Deferred issuance costs............        1,395,350        3,402,795
     Organization costs, net of
       accumulated amortization of
       $4,510 and $6,970................           44,687           42,227
                                          ---------------  ---------------
          Total long-term assets........        1,440,037        3,610,380
                                          ---------------  ---------------
          Total assets..................  $     1,461,291  $     3,610,380
                                          ===============  ===============

  LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIT)
Current liabilities:
     Accounts payable...................  $     1,439,565  $     2,377,995
     Accrued bonuses....................          325,000          325,000
     Other accrued liabilities..........           35,000           35,000
     Amounts due to a founding
       affiliated practice..............           30,444           30,444
     Amounts due to venture capital
       investors........................          515,000        2,153,206
                                          ---------------  ---------------
          Total current liabilities.....        2,345,009        4,921,645
Long term liabilities:
     Amounts due under capital lease
       obligations......................        --                  47,775
                                          ---------------  ---------------
          Total long term liabilities...        --                  47,775
                                          ---------------  ---------------
          Total liabilities.............        2,345,009        4,969,420
Stockholders' equity (deficit):
     Class A Common Stock, $.001 par
       value, no shares authorized,
       issued and outstanding...........        --               --
     Class B Common Stock, $.001 par
       value, 4,106,852 shares
       authorized,
       3,347,084 shares issued and
       outstanding......................            3,347            3,347
     Additional paid-in capital.........       23,422,313       23,422,313
     Retained deficit...................      (24,309,378)     (24,784,700)
                                          ---------------  ---------------
          Total stockholders' equity
             (deficit)..................         (883,718)      (1,359,040)
                                          ---------------  ---------------
          Total liabilities and
             stockholders' equity
             (deficit)..................  $     1,461,291  $     3,610,380
                                          ===============  ===============

   The accompanying notes are an integral part of these financial statements.

                            APPLE ORTHODONTIX, INC.
                            STATEMENTS OF OPERATIONS

                                               INCEPTION
                                            (JULY 15, 1996)      THREE MONTHS
                                                THROUGH             ENDED
                                           DECEMBER 31, 1996    MARCH 31, 1997
                                           -----------------    --------------
                                                                 (UNAUDITED)
REVENUES................................     $   --              $    --
COSTS AND EXPENSES:
     Salaries and benefits..............           627,476             234,070
     Rent...............................            19,676              42,194
     Depreciation and amortization......             4,510               4,635
     General and administrative.........           232,232             194,423
     Special compensation expense
       related to issuance of stock.....        13,812,681            --
     Special consulting expense related
       to issuance of stock.............         9,612,803            --
                                           -----------------    --------------
          Total costs and expenses......        24,309,378             475,322
PROVISION FOR INCOME TAXES..............         --                   --
                                           -----------------    --------------
NET LOSS................................     $ (24,309,378)      $    (475,322)
                                           =================    ==============
NET LOSS PER SHARE......................     $       (7.24)      $       (0.14)
                                           =================    ==============
NUMBER OF SHARES USED IN CALCULATING NET
LOSS PER SHARE..........................         3,358,513           3,358,513
                                           =================    ==============

   The accompanying notes are an integral part of these financial statements.

                            APPLE ORTHODONTIX, INC.
            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                           COMMON STOCK        ADDITIONAL                           TOTAL
                                       --------------------      PAID-IN        RETAINED        STOCKHOLDERS'
                                         SHARES      AMOUNT      CAPITAL         DEFICIT       EQUITY (DEFICIT)
                                       -----------   ------    -----------   ---------------   ----------------
BALANCE, July 15, 1996...............      --        $ --      $   --        $     --            $    --
     Issuance of stock...............    3,347,084    3,347     23,422,313         --                23,425,660
     Net loss........................      --          --          --            (24,309,378)       (24,309,378)
                                       -----------   ------    -----------   ---------------   ----------------
BALANCE, December 31, 1996...........    3,347,084    3,347     23,422,313       (24,309,378)          (883,718)
     Net loss (unaudited)............      --          --          --               (475,322)          (475,322)
                                       -----------   ------    -----------   ---------------   ----------------
BALANCE, March 31, 1997
  (unaudited)........................    3,347,084   $3,347    $23,422,313   $   (24,784,700)    $   (1,359,040)
                                       ===========   ======    ===========   ===============   ================

   The accompanying notes are an integral part of these financial statements.

                            APPLE ORTHODONTIX, INC.
                            STATEMENTS OF CASH FLOWS

                                            INCEPTION
                                         (JULY 15, 1996)      THREE MONTHS
                                             THROUGH             ENDED
                                        DECEMBER 31, 1996    MARCH 31, 1997
                                        -----------------    --------------
                                                              (UNAUDITED)
CASH FLOWS USED IN OPERATING
ACTIVITIES:
     Net loss........................     $ (24,309,378)      $   (475,322)
     Depreciation and amortization...             4,510              4,635
     Special compensation and
       consulting expense paid in
       stock.........................        23,425,484           --
     Increase (decrease) in accounts
       payable and accrued
       liabilities not related to
       issuance costs................           404,215            (87,873)
                                        -----------------    --------------
          Net cash used in operating
             activities..............          (475,169)          (558,560)
                                        -----------------    --------------
CASH FLOWS PROVIDED BY FINANCING
ACTIVITIES:
     Cash paid for organization
       costs.........................           (49,197)          --
     Cash paid related to issuance
       costs.........................         --                (1,100,900)
     Advances from a related party...           515,000          1,638,206
     Advances from a founding
     practice........................           283,744           --
     Repayment of advances from a
       founding practice.............          (253,300)          --
     Proceeds from issuance of common
       stock.........................               176           --
                                        -----------------    --------------
          Net cash provided by
             financing activities....           496,423       $    537,306
                                        -----------------    --------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................     $      21,254       $    (21,254)
                                        =================    ==============

   The accompanying notes are an integral part of these financial statements.

                            APPLE ORTHODONTIX, INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  BUSINESS AND ORGANIZATION:

     Apple Orthodontix, Inc. (Apple or the Company), was established as a Delaware corporation on
July 15, 1996, for the purpose of creating an orthodontic practice management company which will own the assets of and provide management services to orthodontic practices (see Note 6). The Company's operations to date have consisted primarily of seeking affiliations with orthodontists, negotiating to acquire the assets of those professionals' practices and negotiating agreements to provide management services to those practices (Acquisitions). Apple plans to complete an initial public offering of its Class A common stock and simultaneously exchange cash and shares of its Class A common stock for selected assets and liabilities associated with 31 orthodontic practices (the Founding Affiliated Practices). The completion of the Acquisitions, public offering and entry by Apple into service agreements with the owners of the orthodontic practices will mark the beginning of Apple's operations. The financial statements have been prepared on the basis that the proposed transactions will occur although no assurance can be made that the proposed transaction will be completed. For further discussion of the various risks associated with Apple's operations and the proposed transaction, including the absence of a combined operating history, reliance on Affiliated Practices and orthodontists, the need for additional financing, government regulation, dependence on key personnel, competition, and other risks, please refer to the discussion of risk factors in the Company's registration statement.

  RESTATEMENT

     In connection with the initial public offering process, the Company restated its previous financial statements as of December 31, 1996 and for the period from inception, July 15, 1996, through December 31, 1996. The restatement involves valuing stock issued to founders, management and advisors of the Company, in October and December 1996, at the initial public offering price. The impact of this adjustment is to increase special compensation expense related to issuance of stock by $13,812,681 and to increase special consulting expense related to issuance of stock by $9,612,803. The overall impact of the restatement on the Company's Balance Sheet as of December 31, 1996 was to increase the Class A and B Stock and related additional paid-in capital by a total of $23,422,132 and, after giving effect to previously recorded negative paid-in-capital of $3,350, to increase the retained deficit by $23,422,132. There was no net effect on stockholders' equity (deficit).

     Further revisions and restatements were made to reflect (i) a reverse stock split which reduced the effective split from 4,013-for-one to 3,270-for-one;
(ii) the cancellation of a warrant previously issued to TriCap Partners, which was valued at $1,700,000 with the number of shares to be determined based on the final offering price to the public utilizing the Black-Scholes option-pricing model, and the issuance of a new warrant for the purchase of 180,000 shares at $7.00 per share, which has been valued at $777,106, and (iii) the actual offering price to the public of $7.00 per share.

  INTERIM FINANCIAL INFORMATION

     The interim financial statements as of March 31, 1997, and for the three months ended March 31, 1997, are unaudited, and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the consolidated interim financial statements, have been included. The results of operations for the interim period are not necessarily indicative of results for the entire fiscal year.

                            APPLE ORTHODONTIX, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Equipment under capital leases is stated at the net present value of future minimum lease payments at the inception of related leases. Depreciation of property and equipment is calculated using the straight line method over the estimated useful lives of the assets. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized.

  DEFERRED ISSUANCE COSTS

     Salaries and general and administrative expenses and other internal costs associated with seeking and negotiating with orthodontists to enter into the transaction have been expensed. Various external costs resulting from the provision of legal, accounting and other professional services and other costs incurred for the transactions are a requirement of the Offering and accordingly have been recorded as deferred issuance costs. All deferred issuance costs will be charged against the proceeds of the initial public offering upon its successful completion. As of December 31, 1996, no deferred issuance costs associated with the Offering have been paid.

  ORGANIZATION COSTS

     Organization costs incurred in the formation of the Company are amortized on a straight-line basis over a five-year period.

  STOCKHOLDERS' EQUITY (DEFICIT)

     On October 11, 1996, 3,165,586 shares of Class B common stock were issued at a total price of $9.68. On December 9, 1996, 181,498 additional shares were issued in exchange for $166 of consideration. The shares issued through December 31, 1996 have been restated to reflect the effect of an aggregate 3,270-for-one stock split approved on May 18, 1997. After considering the effects of the stock split, the effective per share consideration paid was $.000003 per share on October 11, 1996 and $.0009 per share on December 9, 1996. In conjunction with the stock split approved on April 24, 1997, additional amounts were contributed to bring the aggregate purchase price per share up to the par value of $.001 per share. The Class B common stock will be entitled to a three-tenths ( 3/10ths) of a vote per share. The Class B common stock automatically converts to one vote per share in the event of the disposition of the stock by the stockholder (excluding dispositions to the holder's affiliates), any person offers to or acquires 15% or more of the outstanding capital stock of the Company, any person acquires beneficial ownership of 15% or more of the outstanding shares of capital stock of the Company, the stockholder elects to convert at any time after the second anniversary of the effective date of this Offering, the holders of that number of shares of Class A common stock and Class B common stock, voting together as a single class, with a majority of the outstanding voting power approve conversion, or on the fifth anniversary of the effective date of the Offering. In the event that 80 percent or more of the currently outstanding shares of Class B common stock have been converted into shares of Class A common stock, the Company may elect to convert the remaining outstanding shares of Class B common shares into shares of Class A common stock. The Class A common stock to be issued to the Founding Affiliated Practices and in the Offering will be entitled to one vote per share. As discussed in Note 1, the shares issued on October 11, 1996 and December 9, 1996, have been valued at the assumed offering price. Special compensation and consulting expense related to issuance of stock has been recorded for the difference between the amount paid for the stock and the offering price of $7.00 per share.

     Approximately 724,267 of the issued and outstanding shares were subject to subscription agreements that include a put option provision in the event of a change in control of the Company. On May 15, 1997, the parties to the subscription agreements irrevocably waived the provision effective December 31, 1996.

                            APPLE ORTHODONTIX, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The shares used in calculating net loss per share include all shares of capital stock outstanding as of May 22, 1997 and the additional shares that would be outstanding if all options that were issued prior to the Offering were exercised and the proceeds used to repurchase shares at the offering price of $7.00 per share.

  STOCK OPTION PLAN

     In December 1996 the board of directors of the Company adopted the 1996 Stock Option Plan (Plan). Employees, non-employee directors and advisors are eligible to receive awards under the Plan; only employees of the Company are eligible to receive incentive stock options. The aggregate number of options to purchase shares of common stock that may granted under the Plan is the greater of 1,000,000 or 12% of the number of shares of Class A common stock outstanding on the last day of the preceding calendar quarter. As of December 31, 1996, no options had been granted under the Plan. The Company anticipates that upon or shortly after the consummation of its Offering that it will grant options to purchase approximately 743,000 shares of common stock under the Plan. All of these options will be at the Offering price except for 20,000 options that were granted in January 1997 at $3.00 per option, which equaled the fair value of the common stock of the Company at that date. The Company will account for options issued to employees and non-employee directors under the Plan in accordance with APB Opinion No. 25, and accordingly no compensation cost will be recognized. The Company will provide the pro forma disclosure of net earnings per share in the notes to the financial statements as if the fair value-based method of accounting had been applied to awards as required by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation."

  INCOME TAXES

     As reflected in the accompanying statement of operations, the Company incurred a loss from operations during the period from inception, July 15, 1996, through December 31, 1996. Due to the limited operations of the Company since its inception and the pending Offering, a valuation allowance has been recorded to fully reserve for the deferred tax benefits generated by these net operating losses. There is no significant difference in the tax and book bases of the Company's assets or liabilities that would give rise to deferred tax balances.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

3.  FINANCING PROVIDED BY VENTURE CAPITAL INVESTORS:

     On November 14, 1996, the Company entered into an agreement with TriCap Funding I, L.L.C. (TriCap), whereby TriCap agreed to provide $3,000,000 to finance costs related to the Offering. As of December 31, 1996, the Company had borrowed $515,000 under this agreement. The $3,000,000, to the extent expended, will be repaid out of proceeds from the Offering, including interest at a rate of prime plus .25 percent. The Company also entered into an agreement on such date with TriCap Partners, L.L.C. (TriCap Partners) that extends through the date of the consummation of the first public offering of Common Stock (or a security convertible or exchangeable for Common Stock) by the Company following the Offering. This agreement provides for (a) the payment by Apple to TriCap Partners of approximately $500,000 upon consummation of the Offering and (b) the issuance to TriCap Partners of a warrant with an estimated value of $777,106 to purchase 180,000 shares of Common Stock, with an exercise price per share of $7.00. The $777,106 value of the warrant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (i) expected dividend yield -- 0.0%; (ii) expected

                            APPLE ORTHODONTIX, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

stock price volatility -- 67.5%; (iii) risk-free interest -- 6.2%; and (iv) expected life of the warrant -- 5 years.

4.  RELATED PARTY:

     The practice of a founding stockholder of the Company, John G. Vondrak, D.D.S., has paid for certain costs and expenses on behalf of the Company. Such payments, net of reimbursement in conjunction with the financing, have been reflected as amounts due to a Founding Affiliated Practice in the accompanying balance sheet and will be repaid with proceeds from the planned Offering.

5.  LITIGATION:

     On December 10, 1996, Orthodontic Centers of America (OCA) filed a complaint against Apple, Dr. Vondrak and his practice, alleging misappropriation of trade secrets and breach of a confidentiality agreement executed by Dr. Vondrak with OCA. The Company plans to vigorously defend itself in this matter and does not believe that the results of these proceedings will have a material adverse effect on the Company's operating results or financial position.

6.  PLANNED ACQUISITIONS OF FOUNDING AFFILIATED PRACTICES:

     Apple plans to complete, through a series of mergers and asset transfers, the acquisition of certain assets and assumption of certain liabilities of the Founding Affiliated Practices (the Acquisitions) concurrently with an initial public offering of shares of its Class A common stock. The Founding Affiliated Practices will receive Class A common stock and cash as consideration in the Acquisitions. In connection with the Acquisitions, the selling orthodontists will create new professional corporations, professional associations or other entities (collectively, the New PCs) that will enter into 20-year service agreements with Apple. Additionally, those orthodontists will enter into employment and noncompete agreements with the New PCs.

     The Company will not employ orthodontists or control the practice of orthodontics by the orthodontists employed by the New PCs. As Apple will not be acquiring the future patient revenues earned by the New PCs, the Acquisitions are not deemed to be business combinations. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 48, "Transfers of Nonmonetary Assets by Promoters or Shareholders," the transferred nonmonetary assets and assumed liabilities will be accounted for at the historical cost basis of the Founding Affiliated Practices. Each of the Founding Affiliated Practices is a promoter of the Offering. Any monetary assets included in the Acquisitions will be recorded at fair value. The resulting value of the net assets acquired by Apple will be recorded as the value of the stock consideration tendered. Cash consideration paid to selling orthodontists in conjunction with the Acquisitions will be reflected as a dividend paid by Apple.

     The selling orthodontists will generally retain the long-term debt obligations of their respective practices. Capital lease obligations will be assumed by the Company. In certain cases, Apple has agreed to refinance debt retained by the selling orthodontists.

                            APPLE ORTHODONTIX, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The combined detail of the Founding Affiliated Practices' assets to be transferred and liabilities to be assumed is as follows:

 COMBINED PRESENTATION OF ASSETS TO BE TRANSFERRED AND LIABILITIES ASSUMED FROM
                                      THE
                         FOUNDING AFFILIATED PRACTICES

                                        DECEMBER 31, 1996    MARCH 31, 1997
                                        -----------------    --------------
                                                              (UNAUDITED)
Cash and cash equivalents............      $ 1,177,000         $1,442,000
Patient receivables, net of
  allowances and patient
  prepayments........................          866,000          1,348,000
Prepaid expenses and other current
  assets.............................          137,000            253,000
Property, equipment and improvements,
  net................................        2,087,000          1,911,000
Intangible and other long-term
  assets, net........................          431,000            500,000
                                        -----------------    --------------
Assets transferred...................        4,698,000          5,454,000
Accounts payable and accrued
  liabilities........................       (1,627,000)        (1,501,000)
Current portion of capital lease
  obligations........................         (121,000)           (88,000)
Long-term portion of capital lease
  obligations........................         (312,000)          (282,000)
                                        -----------------    --------------
Assets transferred, net of
  liabilities assumed................      $ 2,638,000         $3,583,000
                                        =================    ==============

     The management service revenues that will be earned by Apple subsequent to the Acquisitions and execution of the service agreements are based on various arrangements. In general, the resulting fee will be substantially based on the patient revenues and cash collections of the New PCs and the operating expenses assumed by Apple. Apple's standard form of service agreement (the Standard Contract) will be applied to all practices operating in locations where it is not prohibited by law or governmental regulation. In those instances where the standard contract may not be permitted, an alternative form of agreement (the Alternative Contract) will be used. In addition, with respect to two of the New PCs, the service fees are based on flat fees that are subject to adjustment on an annual basis.

          COMBINED OPERATING DATA OF THE FOUNDING AFFILIATED PRACTICES
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                       PATIENT REVENUES   CASH COLLECTIONS   OPERATING EXPENSES
                                       ----------------   ----------------   ------------------
Practices participating under the
  Standard Contract..................    $ 17,490,000       $ 17,521,000        $ 10,809,000
Practices participating under the
  Alternative Contract...............       5,358,000          5,519,000           2,935,000
Practices participating under flat
  fee agreements.....................       2,209,000          2,365,000           1,226,000
                                       ----------------   ----------------   ------------------
Totals for Founding Affiliated
  Practices..........................    $ 25,057,000       $ 25,405,000        $ 14,970,000
                                       ================   ================   ==================

                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)
                                       PATIENT REVENUES   CASH COLLECTIONS   OPERATING EXPENSES
                                       ----------------   ----------------   ------------------
Practices participating under the
Standard Contract....................    $  4,912,000       $  4,537,000        $  2,499,000
Practices participating under the
  Alternative Contract...............       1,350,000          1,307,000             658,000
Practices participating under flat
  fee agreements.....................         534,000            534,000             312,000
                                       ----------------   ----------------   ------------------
Totals for Founding Affiliated
  Practices..........................    $  6,796,000       $  6,378,000        $  3,469,000
                                       ================   ================   ==================

     Patient revenues are derived from orthodontic care provided to patients under contract terms agreed to by the patient or other responsible parties. The contracts vary by practice and by patient, and service often extends over an eighteen month to six-year period. Revenue is recognized based on the estimated costs incurred as compared to the total estimated treatment cost, with approximately 24 percent being recognized at the time of initial treatment which is related to the costs incurred at the time of initial treatment. The

                            APPLE ORTHODONTIX, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

balance of the contract revenue is realized pro rata each month over the remaining contract period. The 24 percent estimated cost at the initial treatment date is consistent with industry standards and includes the estimated costs of diagnosis, treatment plan development, initial treatment by orthodontic personnel, orthodontic supplies and associated administrative services.

     The difference in the timing of the recognition of patient revenues and cash collections results in (i) unbilled receivables in instances where recognition of revenues precedes the patient's payment plan and (ii) patient prepayments when payments are made on a more accelerated basis than revenues are earned. The following table presents the combined uncollected patient receivables unbilled patient receivables and patient prepayments of the Founding Affiliated Practices. These amounts are not receivables of the Company, but the net position of these receivables will be acquired as part of the Acquisitions and in future periods each New PC will provide the Company with a security interest in the receivables of the New PC.

    COMBINED PATIENT RECEIVABLES, NET, OF THE FOUNDING AFFILIATED PRACTICES

                                        DECEMBER 31,     MARCH 31,
                                            1996            1997
                                       --------------  --------------
                                                        (UNAUDITED)
Patient receivables, net of
  allowances of $631,000 and
  $597,000, respectively.............  $      918,000  $      794,000
Unbilled patient receivables, net of
  allowances of $70,000..............       3,361,000       3,701,000
Patient prepayments..................      (3,413,000)     (3,147,000)
                                       --------------  --------------
     Patient receivables net of
       allowances and prepayments....  $      866,000  $    1,348,000
                                       ==============  ==============

     Subsequent to the Acquisitions, the operating expenses of the Founding Affiliated Practices will be the responsibility of Apple. The Company will have discretion to control the level of those expenses in conjunction with providing the related services to the New PCs. The combined historical expenses of the Founding Affiliated Practices that will be assumed by the Company in the future were:

         COMBINED DETAIL OF THE FOUNDING AFFILIATED PRACTICES' EXPENSES

                                                              THREE MONTHS
                                           YEAR ENDED            ENDED
                                        DECEMBER 31, 1996    MARCH 31, 1997
                                        -----------------    --------------
                                                              (UNAUDITED)
Salaries, wages and benefits of
  employees, excluding the
  orthodontists......................      $ 6,381,000         $1,557,000
Orthodontic supplies.................        2,548,000            581,000
Rent.................................        1,923,000            513,000
Advertising and marketing............          438,000            107,000
General and administrative
  expenses...........................        3,680,000            711,000
                                        -----------------    --------------
     Total operating expenses........      $14,970,000         $3,469,000
                                        =================    ==============

     The combined historical financial information of the Founding Affiliated Practices presented herein is not related to the financial position or results of operations of Apple. This information is presented solely for the purpose of providing disclosures to potential investors regarding the group of entities with which Apple will be contracting to provide future services due to the significant relationships between Apple and the Founding Affiliated Practices. The Founding Affiliated Practices' financial information is presented on

                            APPLE ORTHODONTIX, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

a combined basis to assist in an understanding of their relationship to the pro forma financial statements included elsewhere in the Company's registration statement and due to the fact that their service agreements with the Company will be signed contingent on the single common event of the completion of the Offering. The Founding Affiliated Practices were not operated under common control or management during the fiscal year ended December 31, 1996.

  UNAUDITED PRO FORMA MANAGEMENT SERVICES FEES

     Except with respect to service agreements providing for the payment of flat fees, the management service fees earned by the Company will be in accordance with two general types of service agreements -- the standard form of the service agreement (Standard Contract) and the alternative form of the service agreement (the Alternative Contract). The determination of which service agreement will be used for a practice has been based on (i) the historical arrangements utilized by medical and dental professionals in that jurisdiction to contract for management services and (ii) the laws relating to the corporate practice of dentistry and fee splitting in the state or states in which that practice operates. The Standard Contract calls for a calculation of the monthly service fee based on the total revenues earned by the New PCs, which is defined by the agreement to represent 24% of the total contract value in the initial month of a patient's treatment with the remainder of the contract balance earned evenly over the balance of the contract term. From total revenues, the orthodontists retain a percentage of the New PC's cash collections. There are adjustments to the service fee designed to both provide incentives for the orthodontists to provide efficient patient treatment and to increase the number of patients treated, as well as to ensure that the orthodontists retain a minimum amount for payment of their compensation from their respective New PCs on a monthly basis. The Alternative Contract is currently offered in California. It is a cost plus fee arrangement, whereby the service fee includes the reimbursement of defined expenses incurred by Apple in the course of providing services to the New PC plus a percentage of revenues. The Company believes the fees to be generated by each of these formulas will be reflective of the fair market value of the services provided and will be comparable to the fees earned by other management service companies in the respective jurisdictions where these arrangements will exist. In addition, with respect to two of the New PCs, the service fees are based on flat fees that are subject to adjustment on an annual basis.

     The pro forma management service fee for practices that have agreed to the Standard Contract is based on the accrual basis revenues of the Founding Affiliated Practices less a percentage of the cash collections of the practices appropriately adjusted for various provisions of the service fee agreement. The pro forma management service fee for practices that have agreed to the Alternative Contract represents a percentage of revenues and reimbursement of the operating expenses of those practices. The total pro forma management service revenues would have been:

                                                        THREE MONTHS
                                         YEAR ENDED        ENDED
                                        DECEMBER 31,     MARCH 31,
                                            1996            1997
                                       --------------   ------------
Practices participating under the
Standard Contract....................  $   12,897,000    $3,739,000
Practices participating under the
Alternative Contract.................       3,659,000       879,000
Practices participating under flat
fee arrangements.....................       1,582,000       384,000
                                       --------------   ------------
          Total pro forma management
          service revenues...........  $   18,138,000    $5,002,000
                                       ==============   ============

                            APPLE ORTHODONTIX, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Apple will be managed on a regional basis. The following information on the pro forma management service fee is provided on a regional basis as supplemental information.

                                                 YEAR ENDED                  THREE MONTHS ENDED
                                             DECEMBER 31, 1996                 MARCH 31, 1997
                                        ----------------------------    ----------------------------
                                        HISTORICAL       PRO FORMA      HISTORICAL       PRO FORMA
                                          PATIENT       MANAGEMENT        PATIENT       MANAGEMENT
               REGION                    REVENUES      SERVICE FEES      REVENUES      SERVICE FEES
-------------------------------------   -----------    -------------    -----------    -------------
California...........................   $ 5,358,000     $  3,659,000    $ 1,350,000     $    879,000
Western..............................    10,709,000        7,640,000      2,736,000        2,080,000
East Coast...........................     5,392,000        4,094,000      1,475,000        1,036,000
Central..............................     3,598,000        2,745,000      1,235,000        1,007,000
                                        -----------    -------------    -----------    -------------
                                        $25,057,000     $ 18,138,000    $ 6,796,000     $  5,002,000
                                        ===========    =============    ===========    =============

7.  SUBSEQUENT EVENT (UNAUDITED):

     On May 29, 1997, the Company consummated the Offering and simultaneously exchanged cash and shares of its common stock for certain assets and liabilities of the Founding Affiliated Practices. The Company will begin to manage the administrative functions of the Founding Affiliated Practices under the terms of the service agreements effective June 1, 1997.

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary......................     3
Risk Factors............................     8
The Company.............................    14
Price Range of Common Stock.............    14
Dividend Policy.........................    14
Selected Financial Data.................    15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    16
Business................................    18
Management..............................    29
Certain Transactions....................    34
Security Ownership of Certain Beneficial
  Owners and Management.................    36
Description of Capital Stock............    37
Shares Eligible for Future Sale.........    40
Plan of Distribution....................    42
Legal Matters...........................    42
Experts.................................    42
Available Information...................    43
Index to Financial Statements...........   F-1

                                2,000,000 SHARES

                             [LOGO APPLE ORTHODONTIX]

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                                 JUNE    , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  DELAWARE GENERAL CORPORATION LAW

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

     Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

CERTIFICATE OF INCORPORATION

     The Restated Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Restated Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

BYLAWS

     The Bylaws of the Company provide that the Company will indemnify and hold harmless any director or officer of the Company to the fullest extent permitted by applicable law, as in effect as of the date of the adoption of the Bylaws or to such greater extent as applicable law may thereafter permit, from and against all losses, liabilities, claims, damages, judgments, penalties, fines, amounts paid in settlement and expenses (including attorneys' fees) whatsoever arising out of any event or occurrence related to the fact that such person is or was a director or officer of the Company and further provide that the Company may, but is not required to, indemnify and hold harmless any employee or agent of the Company or a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise who is or was serving in such capacity at the written request of the Company; provided, however, that the Company is only required to indemnify persons serving as directors, officers, employees or agents of the Company for the expenses incurred in a proceeding if such person is a party to and is successful, on the merits or otherwise, in such proceeding, or if unsuccessful in the proceeding, but successful as to a matter in such proceeding, the expenses attributable to such matter and provided further that the Company may, but is not required to, indemnify such persons who are serving as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise at the written request of the Company for the expenses incurred in a proceeding if such person is a party to and is successful, on the merits or otherwise, in such proceeding. The Bylaws further provide that, in the event of any threatened, or pending action, suit or proceeding in which any of the persons referred to above is a party or is involved and that may give rise to a right of indemnification under the Bylaws, following written request by such person, the Company will promptly pay to such person amounts to cover expenses reasonably incurred by such person in such proceeding in advance of its final disposition upon the receipt by the Company of (i) a written undertaking executed by or on behalf of such person providing that such person will repay the advance if it is ultimately determined that such person is not entitled to be indemnified by the Company as provided in the Bylaws and (ii) satisfactory evidence as to the amount of such expenses.

UNDERWRITING AGREEMENT

     The Underwriting Agreement relating to the IPO provides for the indemnification of the directors and officers of the Company in certain circumstances.

TRICAP PARTNERS, L.L.C. AGREEMENT

     The financial advisory consulting agreement provides for the indemnification of the directors and officers of the Company in certain circumstances.

  INSURANCE

     The Company intends to maintain liability insurance for the benefit of its directors and officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits.

      EXHIBIT
       NUMBER                    DESCRIPTION
      -------                    -----------
        2.1+    -- Form of Agreement and Plan of Reorganization

        2.2+    -- Form of Uniform Provisions relating to Agreement and Plan of
                   Reorganization

        2.3+    -- Form of Uniform Provisions relating to Contribution Agreement with Sole Proprietorships

        2.4+    -- Form of Uniform Provisions relating to Contribution Agreement with Professional Corporations or Professional Associations

        2.5+    -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Orthodontics Exclusively, Ltd. and Paul Bonham, D.D.S.

        2.6+    -- Contribution Agreement among Apple Orthodontix, Inc., Duncan
                   Y. Brown P.C. and Dr. Duncan Y. Brown.

        2.7+    -- Contribution Agreement among Apple Orthodontix, Inc., Roger
                   L. Bumgarner, D.D.S., P.C., Roger Bumgarner, D.D.S., P.C. and Roger L. Bumgarner, D.D.S.

        2.8+    -- Contribution Agreement between Apple Orthodontix, Inc. and
                   Thomas K. Chubb, D.D.S.

        2.9+    -- Contribution Agreement among Apple Orthodontix, Inc., Stanley
                   D. Crawford, D.D.S., P.C. and Stanley D. Crawford, D.D.S.

        2.10+   -- Contribution Agreement among Apple Orthodontix, Inc., Western
                   New York Orthodontic Care, P.C. and Anthony G. Deluke, D.D.S.

        2.11+   -- Contribution Agreement between Apple Orthodontix, Inc. and
                   Robert J. Dennington, D.D.S., M.S.D.

        2.12+   -- Contribution Agreement between Apple Orthodontix, Inc. and
                   Philip DePasquale, D.D.S.

        2.13+   -- Contribution Agreement among Apple Orthodontix, Inc., Robert
                   S. Fields, D.M.D., P.C. and Robert S. Fields, D.M.D.

        2.14+   -- Contribution Agreement among Apple Orthodontix, Inc. and
                   Robert C. Frantz, D.D.S., P.C. and Robert C. Frantz, D.D.S.

        2.15+   -- Contribution Agreement among Apple Orthodontix, Inc., Andrew
                   Girardot, Jr., D.D.S., P.C. and Andrew Girardot, Jr., D.D.S.

        2.16+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Bruce S. Harris, D.D.S., Inc. and Bruce S. Harris,
                   D.D.S.

        2.17+   -- Contribution Agreement among Apple Orthodontix, Inc., James
                   H. Jennings, D.D.S., P.A. and James H. Jennings, D.D.S.

        2.18+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Phillip Milanovich, D.D.S., M.S., P.C. and Phillip Milanovich, D.D.S., M.S.

        2.19+   -- Contribution Agreement between Apple Orthodontix, Inc. and
                   Bowen D. Miles, D.M.D.

        2.20+   -- Contribution Agreement among Apple Orthodontix, Inc., Mark J.
                   Mills, D.D.S., P.C. and Mark J. Mills, D.D.S.

        2.21+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Carlos F. Navarro, D.D.S., M.S.D., P.C. and Carlos F. Navarro, D.D.S., M.S.D.

        2.22+   -- Contribution Agreement among Apple Orthodontix, Inc., Paul
                   Rigali, D.D.S., P.C. and Paul Rigali, D.D.S.

        2.23+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Carl P. Roy, D.D.S., M.S., P.C. and Carl P. Roy, D.D.S., M.S.

        2.24+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Budd Rubin, D.D.S., M.S., Inc. and Budd Rubin, D.D.S., M.S.

        2.25+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., John Dell Sauter, D.D.S., M.D.S., P.C. and John Dell Sauter, D.D.S., M.D.S.

        2.26+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Donald D. Schmitz, D.D.S., M.S., Ltd. and Donald D. Schmitz, D.D.S., M.S.

        2.27+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Dr. Charles L. Schnibben, Ltd. and Charles L. Schnibben, D.D.S.

        2.28+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Darrell G. Smith, D.D.S., P.C. and Darrell G. Smith, D.D.S.

        2.29+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Ronald N. Spiegel, D.M.D., Inc. and Ronald N. Spiegel, D.M.D.

        2.30+   -- Contribution Agreement between Apple Orthodontix, Inc. and
                   Michael C. Theurer, D.D.S.

        2.31+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Thomas A. Tiller, D.D.S., Inc. and Thomas A. Tiller, D.D.S.

        2.32+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Jack D. Utley, Jr., D.M.D., P.C. and Jack D. Utley, Jr., D.M.D.

        2.33+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., John G. Vondrak Apple Orthodontix, Inc. and John G. Vondrak, D.D.S.

        2.34+   -- Contribution Agreement between Apple Orthodontix, Inc. and
                   Ira S. Wiedman, D.D.S.

        2.35+   -- Agreement and Plan of Reorganization among Apple Orthodontix,
                   Inc., Ronald H. Roth, D.D.S. and Brian W. Wong, D.D.S., P.C. and Brian W. Wong, D.D.S. The schedules and exhibits to the foregoing acquisition agreements have not been filed as exhibits to this Registration Statement. Pursuant to Item 601(b)(2) of Regulation S-K, Apple agrees to furnish a copy of such schedules and exhibits to the Commission upon request.

        3.1+    -- Restated Certificate of Incorporation

        3.2+    -- Bylaws

        3.3     -- Certificate of Amendment to Restated Certificate of
                   Incorporation

        4.1+    -- Form of certificate evidencing ownership of Common Stock of
                   Apple Orthodontix, Inc.

        4.2+    -- Form of Registration Rights Agreement

        4.3+    -- Registration Rights Agreement among Apple Orthodontix, Inc.,
                   John G. Vondrak, D.D.S. and TriCap Funding I, L.L.C.

        4.4+    -- Registration Rights Agreement between TriCap Partners, L.L.C.
                   and Apple Orthodontix, Inc.

        5.1*    -- Opinion of H. Steven Walton

       10.1+    -- Apple Orthodontix, Inc., 1996 Stock Option Plan

       10.2+    -- Employment Agreement between Apple Orthodontix, Inc. and John
                   G. Vondrak, D.D.S.

       10.3+    -- Employment Agreement between Apple Orthodontix, Inc. and
                   Robert J. Syverson

       10.4+    -- Employment Agreement between Apple Orthodontix, Inc. and
                   Michael W. Harlan

       10.5+    -- Employment Agreement between Apple Orthodontix, Inc. and W.
                   Daniel Cook

       10.6+    -- Form of California Service Agreement

       10.7+    -- Employment Agreement of H. Steven Walton

       10.8+    -- Form of Service Agreement

       10.9+    -- Consulting Agreement between TriCap Partners, L.L.C. and
                   Apple Orthodontix, Inc.

       10.10+   -- Amendment to Consulting Agreement between TriCap Partners and
                   Apple Orthodontix, Inc.

       10.11+   -- Form of Flat Fee Service Agreement

       23.1     -- Consent of Arthur Andersen LLP

       23.2*    -- Consent of H. Steven Walton (contained in Exhibit 5.1)

       24.1 -- Power of Attorney (contained on the signature page of this Registration Statement)
------------
  + Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 333-22785), and incorporated herein by reference.

  *  To be filed by amendment.


     (b)  Financial Statement Schedules.

     All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS.

     (a)  The Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documens filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                               POWER OF ATTORNEY

     Each person whose signature appears below authorizes H. Steven Walton and Michael W. Harlan, and each of them, each of whom may act without joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant, and to file any amendments (including post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, APPLE ORTHODONTIX, INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON JUNE 9, 1997.

                                          APPLE ORTHODONTIX, INC.
                                          By: /s/ JOHN G. VONDRAK, D.D.S.
                                                  JOHN G. VONDRAK, D.D.S.
                                                  CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AND ON JUNE 9, 1997.

        SIGNATURES                      TITLE
        ----------                      -----
/s/JOHN G. VONDRAK, D.D.S.    Chairman of the Board and Chief
 JOHN G. VONDRAK, D.D.S.      Executive Officer (Principal Executive
                              Officer)

   /s/MICHAEL W. HARLAN       Vice President and Chief Financial
    MICHAEL W. HARLAN         Officer (Principal Financial and
                              Accounting Officer)

    /s/W. DANIEL COOK         Director
      W. DANIEL COOK

  /s/WILLIAM W. SHERRILL      Director
   WILLIAM W. SHERRILL